Company No. 09127533

THE COMPANIES ACT 2006

PUBLIC COMPANY LIMITED BY SHARES
ARTICLES OF ASSOCIATION of BRIGHTSTAR LOTTERY PLC Adopted on 12 May 2026

CONTENTS
Article	Page
1.    Defined terms    1
2.    Model articles or regulations not to apply    4
3.    Liability of members    4
PART 2 DIRECTORS    4
DIRECTORS' POWERS AND RESPONSIBILITIES    4
4.    Directors' general authority    4
5.    Compliance with NYSE rules    5
6.    Borrowing powers    5
7.    Directors may delegate    5
8.    Committees    6
DECISION-MAKING BY DIRECTORS    6
9.    Directors to take decisions collectively    6
10.    Calling a directors' meeting    6
11.    Participation in directors' meetings    7
12.    Quorum for directors' meetings    7
13.    Chairing directors' meetings    7
14.    Voting at directors' meetings: general rules    8
DIRECTORS' INTERESTS    8
15.    Directors' interests    8
16.    Directors' interests other than in relation to transactions or arrangements with the Company    8
17.    Confidential information and attendance at directors' meetings    8
18.    Declaration of interests in proposed or existing transactions or arrangements with the Company    9
19.    Ability to enter into transactions and arrangements with the Company notwithstanding interest    10
20.    Remuneration and benefits    11
21.    General voting and quorum requirements    11
22.    Proposing directors' written resolutions    12
23.    Adoption of directors' written resolutions    13
24.    Directors' discretion to make further rules    13
APPOINTMENT OF DIRECTORS    13
25.    Number of directors    13
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26.    Methods of appointing directors    13
27.    Termination of director's appointment    15
28.    Directors' fees    15
29.    Directors' additional remuneration    16
30.    Directors' pensions and other benefits    16
31.    Remuneration of executive directors    17
32.    Directors' expenses    17
PART 3 DECISION-MAKING BY MEMBERS    18
ORGANISATION OF GENERAL MEETINGS    18
33.    Annual general meetings    18
34.    Calling general meetings    18
35.    Notice of general meetings    18
36.    Attendance and speaking at general meetings    20
37.    Meeting security    20
38.    Quorum for general meetings    21
39.    Chairing general meetings    21
40.    Conduct of meeting    21
41.    Attendance and speaking by directors and non-members    22
42.    Dissolution and adjournment if quorum not present    22
43.    Adjournment if quorum present    23
44.    Notice of adjourned meeting    23
45.    Business at adjourned meeting    24
VOTING AT GENERAL MEETINGS    24
46.    Voting: general    24
47.    Chairman's declaration    25
48.    Errors and disputes    25
49.    Demanding a poll    26
50.    Procedure on a poll    26
51.    Appointment of proxy    27
52.    Content of proxy notices    28
53.    Delivery of proxy notices    28
54.    Corporate representatives    29
55.    Termination of authority    29
56.    Amendments to resolutions    30
RESTRICTIONS ON MEMBERS' RIGHTS    30
57.    No voting of shares on which money owed to company    30
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APPLICATION OF RULES TO CLASS MEETINGS AND RIGHTS    30
58.    Variation of class rights    30
59.    Disclosure of interests in shares    31
60.    Failure to disclose interests in shares    31
PART 4 SHARES AND DISTRIBUTIONS ISSUE OF SHARES    33
61.    Allotment and issue of shares    33
62.    Powers to issue different classes of share    34
63.    Rights and restrictions attaching to shares    34
64.    Nominee and Sterling Shareholder    37
65.    Payment of commissions on subscription for shares    38
INTERESTS IN SHARES    39
66.    Company not bound by less than absolute interests    39
SHARE CERTIFICATES    39
67.    Certificates to be issued except in certain cases    39
68.    Contents and execution of certificates    39
69.    Consolidated certificates    40
70.    Replacement certificates    40
PARTLY PAID SHARES    41
71.    Company's lien over partly paid shares    41
72.    Enforcement of the company's lien    41
73.    Call notices    42
74.    Liability to pay calls    43
75.    When call notice need not be issued    43
76.    Failure to comply with call notice: automatic consequences    44
77.    Payment of uncalled amount in advance    44
78.    Notice of intended forfeiture    44
79.    Directors' power to forfeit shares    45
80.    Effect of forfeiture    45
81.    Procedure following forfeiture    46
82.    Surrender of shares    46
UNTRACED SHAREHOLDERS    47
83.    Power of sale    47
84.    Application of proceeds of sale    48
TRANSFERS AND TRANSMISSION OF SHARES    48
85.    Transfers of shares    48
86.    Transmission of shares    49
3

87.    Transmittees' rights    49
88.    Exercise of transmittees' rights    50
89.    Transmittees bound by prior notices    50
CONSOLIDATION/DIVISION OF SHARES    50
90.    Consolidation/division of shares    50
91.    Procedure for disposing of fractions of shares    51
DISTRIBUTIONS    52
92.    Procedure for declaring dividends    52
93.    Calculation of dividends    52
94.    Payment of dividends and other distributions    53
95.    Deductions from distributions in respect of sums owed to the company    54
96.    No interest on distributions    55
97.    Unclaimed distributions    55
98.    Non-cash distributions    56
99.    Waiver of distributions    56
100.    Scrip dividends    56
CAPITALISATION OF PROFITS AND RESERVES    58
101.    Authority to capitalise and appropriation of capitalised sums    58
102.    Record dates    59
PART 5 MISCELLANEOUS PROVISIONS    59
COMMUNICATIONS    59
103.    Means of communication to be used    59
104.    Loss of entitlement to notices    61
ADMINISTRATIVE ARRANGEMENTS    62
105.    Secretary    62
106.    Change of name    62
107.    Authentication of documents    62
108.    Company seals    63
109.    Records of proceedings    63
110.    Destruction of documents    64
111.    Accounts    65
112.    Provision for employees on cessation of business    65
113.    Winding up of the company    66
DIRECTORS' INDEMNITY AND INSURANCE    66
114.    Indemnity of officers and funding directors' defence costs    66
115.    Insurance    68
4

PART 1
INTERPRETATION AND LIMITATION OF LIABILITY
1.DEFINED TERMS
1.1In the articles, unless the context requires otherwise:
"Act" means the Companies Act 2006;
"articles" means the Company's articles of association;
"associate" means any body corporate in which a company is interested directly or indirectly so that it is able to exercise or control the exercise of 20 per cent. or more of the votes eligible to be cast at general meetings on all, and substantially all, matters;
"auditors" means the auditors from time to time of the Company;
"bankruptcy" includes individual insolvency proceedings in a jurisdiction other than England and Wales or Northern Ireland which have an effect similar to that of bankruptcy;
"business day" means a day (not being a Saturday or Sunday) on which clearing banks are open for business in London, New York, Rome and Milan;
"call" has the meaning given in article 73.1;
"call notice" has the meaning given in article 73.1;
"certificate" means a paper certificate evidencing a person's title to specified shares or other securities;
"chairman" means the person appointed to that role pursuant to article 13.1;
"chairman of the meeting" has the meaning given in article 39.4;
"clear days" means, in relation to a period of notice, that period excluding the day when the notice is given or deemed to be given and the day for which it is given or on which it is to take effect;
"company" includes any body corporate (not being a corporation sole) or association of persons, whether or not a company within the meaning of the Act;
"Company" means Brightstar Lottery PLC, a company incorporated in England and Wales, with registered number 09127533;
"Companies Acts" means the Companies Acts (as defined in section 2 of the Act), in so far as they apply to the Company;
"company's lien" has the meaning given in article 71.1;
"corporate representative" has the meaning given in article 54.1;
"director" means a director of the Company, and includes any person occupying the position of director, by whatever name called;

"Disclosure and Transparency Rules" means the Disclosure Guidance and Transparency Rules sourcebook of the UK Financial Conduct Authority made pursuant to Part VI of FSMA, as revised from time to time;
"distribution recipient" has the meaning given in article 94.4;
"document" includes, unless otherwise specified, any document sent or supplied in electronic form;
"FSMA" means the Financial Services and Markets Act 2000;
"fully paid" in relation to a share, means that the nominal value and any premium to be paid to the Company in respect of that share has been paid to the Company;
"Group" means the Company and its subsidiaries and subsidiary undertakings from time to time;
"holder" in relation to a share means the person whose name is entered in the register as the holder of that share;
"independent director" means a director who meets the independence standards of the NYSE applicable to non-controlled domestic US issuers;
"instrument" means a document in hard copy form;
"lien enforcement notice" has the meaning given in article 72;
"member" means a member of the Company;
"Loyalty Plan" means the loyalty plan relating to the Special Voting Shares;
"Model Articles" means the model articles for public companies limited by shares contained in Schedule 3 of the Companies (Model Articles) Regulations 2008 (SI 2009/3229) as amended prior to the date on which the Company was incorporated;
"Nominee" means any person appointed by the Company to hold Special Voting Shares in accordance with these articles;
"NYSE" means the New York Stock Exchange;
"Ordinary Shares" means ordinary shares of US$0.10 each in the capital of the Company, having the rights and restrictions set out in article 63.1;
"paid" and "paid up" mean paid or credited as paid;
"participate", in relation to a directors' meeting, has the meaning given in article 11.1 and "participating director" shall be construed accordingly;
"partly paid" in relation to a share means that part of that share's nominal value and any premium at which it was issued which has not been paid to the Company;
"proxy notice" has the meaning given in article 52.1;
"qualifying person" means an individual who is a member of the Company, a corporate representative in relation to a meeting or a person appointed as proxy of a member in relation to a meeting;

"register" means the register of members of the Company kept under section 113 of the Act and, where the context requires, any register maintained by the Company of persons holding any renounceable right of allotment of a share;
"seal" means the common seal of the Company or any official or securities seal that the Company may have or may be permitted to have under the Act;
"secretary" means the secretary of the Company and includes any joint, assistant or deputy secretary and a person appointed by the directors to perform the duties of the secretary;
"senior holder" means, in the case of a share held by two or more joint holders, whichever of them is named first in the register;
"shares" means any shares in the Company;
"Special Voting Shares" means special voting shares with a nominal value of US$0.000001 each in the capital of the Company, having the rights and restrictions set out in article 63.7;
"Sterling Non-Voting Shares" means the sterling non-voting shares of the Company with a nominal value of £1 each, having the rights and restrictions set out in article 63.17;
"Sterling Shareholder" means any person appointed by the Company to hold the Sterling Non-Voting Shares;
"subsidiary undertaking" or "parent undertaking" is to be construed in accordance with section 1162 (and Schedule 7) of the Act and for the purposes of this definition, a subsidiary undertaking shall include any person the shares or ownership interests in which are subject to security and where the legal title to the shares or ownership interests so secured are registered in the name of the secured party or its nominee pursuant to such security;
"transmittee" means a person entitled to a share by reason of the death or bankruptcy of a shareholder or otherwise by operation of law; and
"writing" means the representation or reproduction of words, symbols or other information in a visible form by any method or combination of methods, whether sent or supplied in electronic form or otherwise.
1.2Unless the context requires otherwise, words or expressions contained in these articles bear the same meaning given by the Act as it is in force when the articles are adopted.
1.3Where an ordinary resolution of the Company is expressed to be required for any purpose, a special resolution is also effective for that purpose.
1.4References to a "meeting" shall not be taken as requiring more than one person to be present (in the case of a general meeting, whether physically (including, without limitation, telephonically, by way of satellite or other means (partial or otherwise)) or electronically) if any quorum requirement can be satisfied by one person.
1.5References to a "meeting" and any attendance or presence at such meeting (including for the purposes of quorum, voting or validity) includes whether or not such meeting is physical (including, without limitation, telephonically, by way of satellite or other means (partial or otherwise)) or electronic (by any electronic platform) or both physical and electronic.
1.6The headings in the articles do not affect their interpretation.
1.7References to any statutory provision or statute include all modifications and re-enactments (with or without modification) to such provision or statute and all subordinate legislation made under any such provision or statute, in each case for the time being in force. This article 1.7 does not affect the interpretation of article 1.2.
1.8The ejusdem generis principle of construction shall not apply. Accordingly, general words shall not be given a restrictive meaning by reason of their being preceded or followed by words indicating a particular class of acts, matters or things or by examples falling within the general words.
1.9In the articles, words importing one gender shall include each gender and a reference to a "spouse" shall include a reference to a civil partner under the Civil Partnership Act 2004.
2.MODEL ARTICLES OR REGULATIONS NOT TO APPLY
No model articles or regulations contained in any statute or subordinate legislation, including those contained in the Model Articles, apply as the articles of association of the Company.
3.LIABILITY OF MEMBERS
The liability of the members is limited to the amount, if any, unpaid on the shares held by them.
PART 2
DIRECTORS
DIRECTORS' POWERS AND RESPONSIBILITIES
4.DIRECTORS' GENERAL AUTHORITY
4.1Subject to the Act and the articles, the directors are responsible for the management of the Company's business, for which purpose they may exercise all the powers of the Company whether relating to the management of the business or not.
4.2No alteration of the articles invalidates anything which the directors have done before the alteration.
4.3The provisions of the articles giving specific powers to the directors do not limit the general powers given by this article 4.
4.4The directors can appoint a person (not being a director) to an office having the title including the word "director" or attach such a title to an existing office. The directors can also terminate the appointment or use of that title. Even though a person's title includes "director", this does not imply that they are (or are deemed to be) directors of the Company or that they can act as a director as a result of having such a title or be treated as a director of the Company for any of the purposes of the Act or the articles.
4.5The directors may in their discretion exercise (or cause to be exercised) the powers conferred by shares of another company held (or owned) by the Company or a power of appointment to be exercised by the Company (including the exercise of the voting power or power of appointment in favour of the appointment of a director as an officer or employee of that company).
4.6Subject to the Act, the directors may exercise the powers of the Company regarding keeping an overseas, local or other register and may make and vary regulations as they think fit concerning the keeping of such a register.
5.COMPLIANCE WITH NYSE RULES
For as long as the Ordinary Shares are listed on the NYSE, the Company shall comply with all NYSE corporate governance standards set forth in Section 3 of the NYSE Listed Company Manual applicable to non-controlled domestic U.S. issuers, regardless of whether the Company is a foreign private issuer.
6.BORROWING POWERS
The directors may exercise all the powers of the Company to borrow money and to mortgage or charge all or part of the undertaking, property and assets (present or future) and uncalled capital of the Company and, subject to the Act, to issue debentures and other securities, whether outright or as collateral security for a debt, liability or obligation of the Company or of a third party.
7.DIRECTORS MAY DELEGATE
7.1Subject to the articles, the directors may delegate any of the powers, authorities and discretions which are conferred on them under the articles:
7.1.1to such person or committee;
7.1.2by such means (including by power of attorney);
7.1.3to such an extent;
7.1.4in relation to such matters or territories; and
7.1.5on such terms and conditions;
as they think fit.
7.2If the directors so specify, any such delegation may authorise further delegation of the directors' powers, authorities and discretions by any person to whom they are delegated.
7.3If the directors delegate under article 7.1, they may retain or exclude the right to exercise the delegated powers, authorities and discretions together with that person or committee.
7.4Where a provision in the articles refers to the exercise of a power, authority or discretion by the directors and that power, authority or discretion has been delegated by the directors to a person or a committee under article 7.1, the provision shall be construed as permitting the exercise of the power, authority or discretion by that person or committee.
7.5The directors may revoke any delegation in whole or part, or alter its terms and conditions.

8.COMMITTEES
8.1Committees to which the directors delegate any of their powers must follow procedures which are based as far as they are applicable on those provisions of the articles which govern the taking of decisions by directors.
8.2For as long as the Ordinary Shares are listed on the NYSE, all committees shall comply with the applicable rules of the NYSE applicable to non-controlled domestic US issuers. The directors may otherwise make rules of procedure for all or any committees, which prevail over rules derived from the articles.
DECISION-MAKING BY DIRECTORS
9.DIRECTORS TO TAKE DECISIONS COLLECTIVELY
9.1Decisions of the directors may be taken:
9.1.1at a directors' meeting; or
9.1.2in the form of a directors' written resolution.
10.CALLING A DIRECTORS' MEETING
10.1Any director may call a directors' meeting.
10.2The secretary must call a directors' meeting if a director so requests.
10.3A directors' meeting is called by giving notice of the meeting to the directors.
10.4Notice of any directors' meeting must indicate:
10.4.1its proposed date and time (which shall be not less than 48 hours after the notice is given);
10.4.2where it is to take place; and
10.4.3if it is anticipated that directors participating in the meeting will not be in the same place, how it is proposed that they should communicate with each other during the meeting.
10.5Notice of a directors' meeting must be given to each director, but need not be in writing.
10.6Notice of a directors' meeting need not be given to a director who waives his entitlement to notice of that meeting, by giving notice to that effect to the Company at any time before or after the date on which the meeting is held. Where such notice is given after the meeting has been held, that does not affect the validity of the meeting, or of any business conducted at it.
11.PARTICIPATION IN DIRECTORS' MEETINGS
11.1Subject to the articles, directors "participate" in a directors' meeting, or part of a directors' meeting, when:
11.1.1the meeting has been called and takes place in accordance with the articles; and

11.1.2they can each communicate to the others any information or opinions they have on any particular item of the business of the meeting.
11.2In determining whether a director is participating in a directors' meeting, it is irrelevant where the director is or how he communicates with the others.
11.3If all the directors participating in a meeting are not in the same place, they may decide that the meeting is to be treated as taking place wherever any of them is.
12.QUORUM FOR DIRECTORS' MEETINGS
12.1At a directors' meeting, unless a quorum is participating, no proposal is to be voted on, except a proposal to call another meeting.
12.2The quorum for directors' meetings shall be at least a majority of the directors then in office.
13.CHAIRING DIRECTORS' MEETINGS
13.1The directors may appoint a director to chair their meetings.
13.2The directors may appoint other directors as vice, deputy or assistant chairmen to chair directors' meetings in the chairman's absence.
13.3The directors may terminate the appointment of the chairman, vice, deputy or assistant chairman at any time.
13.4If neither the chairman nor any director appointed generally to chair directors' meetings in the chairman's absence is participating in a meeting within ten minutes of the time at which it was to start, the participating directors must appoint one of their number to chair it.
14.VOTING AT DIRECTORS' MEETINGS: GENERAL RULES
14.1Subject to the articles, a decision is taken at a duly convened directors' meeting by a majority of the votes cast at such meeting.
14.2Subject to the articles, each director participating in a directors' meeting has one vote.
DIRECTORS' INTERESTS
15.DIRECTORS' INTERESTS
15.1A director shall be authorised for the purposes of section 175 of the Act to act or continue to act as a director of the Company notwithstanding that at the time of his appointment or subsequently he also holds office as a director of, or holds any other office, employment or engagement with, any other member of the Group.
16.DIRECTORS' INTERESTS OTHER THAN IN RELATION TO TRANSACTIONS OR ARRANGEMENTS WITH THE COMPANY
16.1The directors may authorise any matter proposed to them which would, if not so authorised, involve a breach of duty by a director under section 175 of the Act.
16.2Any authorisation under article 16.1 will be effective only if:

16.2.1any requirement as to the quorum at the meeting or part of the meeting at which the matter is considered is met without counting the director in question or any other director interested in the matter under consideration; and
16.2.2the matter was agreed to without such directors voting or would have been agreed to if such directors' votes had not been counted.
16.3The directors may give any authorisation under article 16.1 upon such terms and conditions as they think fit. The directors may vary or terminate any such authorisation at any time.
16.4For the purposes of articles 15 to 21 a conflict of interest includes a conflict of interest and duty and a conflict of duties, and "interest" includes both direct and indirect interests.
17.CONFIDENTIAL INFORMATION AND ATTENDANCE AT DIRECTORS' MEETINGS
17.1A director shall be under no duty to the Company with respect to any information which he obtains or has obtained otherwise than as a director of the Company and in respect of which he owes a duty of confidentiality to another person. In particular the director shall not be in breach of the general duties he owes to the Company by virtue of sections 171 to 177 of the Act because he:
17.1.1fails to disclose any such information to the directors or to any director or other officer or employee of the Company; and/or
17.1.2does not use or apply any such information in performing his duties as a director of the Company.
However, to the extent that his relationship with that other person gives rise to a conflict of interest or possible conflict of interest, this article 17.1 applies only if the existence of that relationship has been authorised by the directors under article 16.1 (subject, in any such case, to any terms and conditions upon which such authorisation was given).
17.2Where the existence of a director's relationship with another person has been authorised by the directors under article 16.1 and his relationship with that person gives rise to a conflict of interest or possible conflict of interest, without prejudice to the provisions of article 21, the director shall not be in breach of the general duties he owes to the Company by virtue of sections 171 to 177 of the Act because he:
17.2.1absents himself from meetings of the directors or a committee of directors (or the relevant portions thereof) at which any matter relating to the conflict of interest or possible conflict of interest will or may be discussed or from the discussion of any such matter at a meeting or otherwise; and/or
17.2.2makes arrangements not to receive documents and information relating to any matter which gives rise to the conflict of interest or possible conflict of interest sent or supplied by the Company and/or for such documents and information to be received and read by a professional adviser on his behalf, for so long as he reasonably believes such conflict of interest (or possible conflict of interest) subsists, provided that if a majority of the independent directors of the Company so determine (excluding any independent director who is conflicted in respect of the particular matter), such conflicted director may be permitted to participate in the relevant meeting (or part thereof), and to receive documents and information relating to the matter, but not to vote (save to the extent that such participation or access to such documents and information would constitute a breach of applicable competition law or regulation).
17.3The provisions of articles 17.1 and 17.2 are without prejudice to any equitable principle or rule of law which may excuse the director from:
17.3.1disclosing information, in circumstances where disclosure would otherwise be required under these articles; and/or
17.3.2attending meetings or discussions or receiving documents and information as referred to in article 17.2, in circumstances where such attendance or receiving such documents and information would otherwise be required under these articles.
18.DECLARATION OF INTERESTS IN PROPOSED OR EXISTING TRANSACTIONS OR ARRANGEMENTS WITH THE COMPANY
18.1A director who is in any way, directly or indirectly, interested in a proposed transaction or arrangement with the Company must declare the nature and extent of his interest to the other directors before the Company enters into the transaction or arrangement.
18.2A director who is in any way, directly or indirectly, interested in a transaction or arrangement that has been entered into by the Company must declare the nature and extent of his interest to the other directors as soon as is reasonably practicable, unless the interest has already been declared under article 18.1.
18.3Any declaration required by article 18.1 may (but need not) be made:
18.3.1at a meeting of the directors;
18.3.2by notice in writing in accordance with section 184 of the Act; or,
18.3.3by general notice in accordance with section 185 of the Act.
18.4Any declaration required by article 18.2 must be made:
18.4.1at a meeting of the directors;
18.4.2by notice in writing in accordance with section 184 of the Act; or,
18.4.3by general notice in accordance with section 185 of the Act.
18.5If a declaration made under article 18.1 or 18.2 above proves to be, or becomes, inaccurate or incomplete, a further declaration must be made under article 18.1 or 18.2 as appropriate.
18.6A director need not declare an interest under this article 18:
18.6.1if it cannot reasonably be regarded as likely to give rise to a conflict of interest;
18.6.2if, or to the extent that, the other directors are already aware of it (and for this purpose the other directors are treated as aware of anything of which they ought reasonably to be aware);

18.6.3if, or to the extent that, it concerns terms of his service contract that have been or are to be considered by a meeting of the directors or by a committee of the directors appointed for the purpose under these articles; or
18.6.4if the director is not aware of his interest or is not aware of the transaction or arrangement in question (and for this purpose a director is treated as being aware of matters of which he ought reasonably to be aware).
19.ABILITY TO ENTER INTO TRANSACTIONS AND ARRANGEMENTS WITH THE COMPANY NOTWITHSTANDING INTEREST
19.1Subject to the Act and provided that he has declared to the directors the nature and extent of any direct or indirect interest of his in accordance with article 18 or where article 18.6 applies and no declaration of interest is required, a director notwithstanding his office:
19.1.1may be a party to, or otherwise be interested in, any transaction or arrangement with the Company or in which the Company is directly or indirectly interested;
19.1.2may act by himself or through his firm in a professional capacity for the Company (otherwise than as auditor), and in any such case on such terms as to remuneration and otherwise as the directors may decide; or
19.1.3may be a director or other officer of, or employed by, or a party to any transaction or arrangement with, or otherwise be interested in, any body corporate in which the Company is directly or indirectly interested.
20.REMUNERATION AND BENEFITS
20.1A director shall not, by reason of his office, be accountable to the Company for any remuneration or other benefit which he derives from any office or employment or from any transaction or arrangement or from any interest in any body corporate:
20.1.1the acceptance, entry into or existence of which has been authorised by the directors under article 16.1 (subject, in any such case, to any terms and conditions upon which such authorisation was given); or
20.1.2which he is permitted to hold or enter into by virtue of article 19 or otherwise under these articles, nor shall the receipt of any such remuneration or other benefit constitute a breach of his duty under section 176 of the Act. No transaction or arrangement authorised or permitted under articles 16.1 or 19 or otherwise under these articles shall be liable to be avoided on the ground of any such interest or benefit.
21.GENERAL VOTING AND QUORUM REQUIREMENTS
21.1Save as otherwise provided by these articles, a director shall not vote on or be counted in the quorum in relation to a resolution of the directors or committee of the directors concerning a matter in which he has a direct or indirect interest which is, to his knowledge, a material interest (otherwise than by virtue of his interest in shares or debentures or other securities of or otherwise in or through the Company), but this prohibition does not apply to any interest arising only because a resolution concerns any of the following matters:

21.1.1the giving of a guarantee, security or indemnity in respect of money lent or obligations incurred by him or any other person at the request of or for the benefit of the Company or any of its subsidiary undertakings;
21.1.2the giving of a guarantee, security or indemnity in respect of a debt or obligation of the Company or any of its subsidiary undertakings for which the director has assumed responsibility in whole or in part, either alone or jointly with others, under a guarantee or indemnity or by the giving of security;
21.1.3a transaction or arrangement concerning an offer of shares, debentures or other securities of the Company or any of its subsidiary undertakings for subscription or purchase, in which offer he is or may be entitled to participate as a holder of securities or in the underwriting or sub-underwriting of which he is to participate;
21.1.4a transaction or arrangement to which the Company is or is to be a party concerning another company (including a subsidiary undertaking of the Company) in which he or any person connected with him is interested (directly or indirectly) whether as an officer, shareholder, creditor or otherwise (a "relevant company"), if he and any persons connected with him do not to his knowledge hold an interest in shares (as that term is used in sections 820 to 825 of the Act) representing one per cent. or more of either any class of the equity share capital (excluding any share of that class held as treasury shares) in the relevant company or of the voting rights available to members of the relevant company;
21.1.5a transaction or arrangement for the benefit of the employees of the Company or any of its subsidiary undertakings (including any pension fund or retirement, death or disability scheme) which does not award him a privilege or benefit not generally awarded to the employees to whom it relates; or
21.1.6a transaction or arrangement concerning the purchase or maintenance of any insurance policy for the benefit of directors or for the benefit of persons including directors.
21.2A director shall not vote on or be counted in the quorum in relation to a resolution of the directors or committee of the directors concerning his own appointment (including fixing or varying the terms of his appointment or its termination) as the holder of an office or place of profit with the Company or any body corporate in which the Company is directly or indirectly interested. Where proposals are under consideration concerning the appointment (including fixing or varying the terms of appointment or its termination) of two or more directors to offices or places of profit with the Company or a body corporate in which the Company is directly or indirectly interested, such proposals may be divided and a separate resolution considered in relation to each director. In that case, each of the directors concerned (if not otherwise debarred from voting under article 21) is entitled to vote (and be counted in the quorum) in respect of each resolution except that concerning his own appointment.
21.3If a question arises at a meeting as to the materiality of a director's interest or as to the entitlement of a director to vote or be counted in a quorum and the question is not resolved by his voluntarily agreeing to abstain from voting or being counted in the quorum, the question shall be decided by resolution of the directors or committee members present at the meeting (excluding the director in question) whose majority vote is conclusive and binding on all concerned.
21.4The Company may by ordinary resolution suspend or relax the provisions of articles 15 to 21 to any extent. Subject to the Act, the Company may by ordinary resolution ratify any transaction or arrangement not properly authorised by reason of a contravention of articles 15 to 21.
22.PROPOSING DIRECTORS' WRITTEN RESOLUTIONS
22.1Any director may propose a directors' written resolution.
22.2The secretary must propose a directors' written resolution if a director so requests.
22.3A directors' written resolution is proposed by giving written notice of the proposed resolution to each director.
23.ADOPTION OF DIRECTORS' WRITTEN RESOLUTIONS
23.1A proposed directors' written resolution is adopted when all the directors entitled to vote at a meeting of the board or of a committee of the board in respect of the proposed resolution (being not less than the number of directors required to form a quorum at a duly convened meeting) have signed one or more copies of it, or have otherwise indicated their agreement in writing to it (which may include by electronic means). A director indicates his agreement in writing to a proposed directors' written resolution when the Company receives from him an authenticated document identifying the resolution to which it relates and indicating the director's agreement to the resolution, in accordance with section 1146 of the Act. Once a director has so indicated his agreement, it may not be revoked.
23.2It is immaterial whether any director signs the resolution or otherwise indicates his agreement in writing to it before or after the time by which the notice proposed that it should be adopted.
23.3Once a directors' written resolution has been adopted, it must be treated as if it had been a decision taken at a directors' meeting or committee meeting in accordance with the articles. All directors shall be notified after a director's written resolution has been passed.
24.DIRECTORS' DISCRETION TO MAKE FURTHER RULES
Subject to the articles, the directors may make any rule which they think fit about how they take decisions, and about how such rules are to be recorded or communicated to directors.
APPOINTMENT OF DIRECTORS
25.NUMBER OF DIRECTORS
The composition of the board (and, if applicable, each director) will satisfy the requirements of applicable law and any securities exchange on which the Company’s securities are listed.
26.METHODS OF APPOINTING DIRECTORS
26.1Subject to the articles, any person who is willing to act as a director, and is permitted by law to do so, may be appointed to be a director:
26.1.1by ordinary resolution;
26.1.2at a general meeting called under article 34.4;

26.1.3by a decision of the directors.
26.2Subject to the Act, the directors may enter into an agreement or arrangement with any director for the provision of any services outside the scope of the ordinary duties of a director. Any such agreement or arrangement may be made on such terms and conditions as (subject to the Act) the directors think fit and (without prejudice to any other provision of the articles) they may remunerate any such director for such services as they think fit.
26.3The only persons who can be elected directors at a general meeting are the following:
26.3.1a person who is recommended by the directors;
26.3.2a person who has been proposed by a member (other than the person to be proposed) who is entitled to attend and to vote at the meeting. The proposing member must provide written notice that he intends to propose the person for election and the notice must:
(a)be delivered to the Company's registered office at least 30 but not more than 90 days before the date of the meeting;
(b)state the particulars which would be required to be included in the register of directors if the proposed director were appointed (or reappointed), as well as (for so long as the Ordinary Shares are listed on the NYSE) all information required to be disclosed in a proxy statement or other filings required to be made in connection with solicitations of proxies for appointment of directors, or is otherwise required, in each case pursuant to Regulation 14A under the US Securities Exchange Act of 1934, as amended from time to time; and
(c)be accompanied by notice given by proposed director of his willingness to be appointed (or reappointed).
26.4The directors may require that any notice of a proposed director by a member include additional disclosure regarding such proposed director, including such person’s interest in the Company.
26.5A resolution for the appointment of two or more persons as directors by a single resolution is void unless a resolution that the resolution for appointment is proposed in this way has first been proposed by the meeting without a vote being given against it.
26.6A director need not be a member.
26.7All acts done by:
26.7.1a meeting of the directors;
26.7.2a meeting of a committee of the directors;
26.7.3written resolution of the directors; or
26.7.4a person acting as a director, or a committee,
shall be valid notwithstanding that it is discovered afterwards that there was a defect in the appointment of a person or persons acting or that any of them were disqualified from holding office, had ceased to hold office or were not entitled to vote on the matter in question.

27.TERMINATION OF DIRECTOR'S APPOINTMENT
27.1A person ceases to be a director as soon as:
27.1.1the period expires, if he has been appointed for a fixed period;
27.1.2he ceases to be a director by virtue of any provision of the Act, is removed from office under the articles or is prohibited from being a director by law;
27.1.3he is deemed unfit or has otherwise been requested to be removed from office by any regulatory authority in any applicable jurisdiction;
27.1.4a bankruptcy order is made against him;
27.1.5a composition is made with his creditors generally in satisfaction of his debts;
27.1.6a registered medical practitioner who is treating that person gives a written opinion to the Company stating that that person has become physically or mentally incapable of acting as a director and may remain so for more than three months and the directors resolve that he cease to be a director;
27.1.7by reason of his mental health, a court makes an order which wholly or partly prevents that person from personally exercising any powers or rights which that person would otherwise have and the directors resolve that he cease to be a director;
27.1.8he is absent, without the permission of the directors, from directors' meetings for six consecutive months and the directors resolve that he cease to be a director;
27.1.9notification is received by the Company from the director that the director is resigning from office as director, and such resignation has taken effect in accordance with its terms; or
27.1.10being an executive director he ceases, for whatever reason, to be employed or engaged by the Group.
27.2A unanimous resolution of the directors (excluding the director the subject of this article) declaring a director to have ceased to be a director under the terms of this article is conclusive as to the fact and grounds of cessation stated in the resolution.
27.3If a director ceases to be a director for any reason, he shall cease to be a member of any committee of the directors.
28.DIRECTORS' FEES
28.1Directors may undertake any services for the Company that the directors decide.
28.2Unless otherwise determined by ordinary resolution, directors are entitled for their services to such total fees as the directors determine (or such sum as the Company may decide by ordinary resolution). The total fees will be divided among the directors in the proportions that the directors decide. If no decision is made, the total fees will be divided equally. A fee payable under this article 28.2 is distinct from any salary, remuneration or other amount payable to a director under the articles or otherwise. Unless the directors determine otherwise, a fee payable under this article 28.2 accrues from day to day.

28.3Subject to the Act and the articles, directors' fees may be payable in any form and, in particular, the directors may arrange for part of a fee payable under this article 28 to be provided in the form of fully paid shares of the Company. The amount of the fee payable in this way is at the directors' discretion. The amount of the fee will be applied to purchase or subscribe for shares on behalf of the director.
28.4Unless the directors decide otherwise, a director is not accountable to the Company for any remuneration which he receives as a director or other officer or employee of the Company's subsidiary undertakings or of any other body corporate in which the Company is interested.
29.DIRECTORS' ADDITIONAL REMUNERATION
29.1The directors can pay additional remuneration (whether by way of salary, percentage of profits or otherwise) and expenses to any director who at the request of the directors:
29.1.1makes a special journey for the Company;
29.1.2performs a special service for the Company; or,
29.1.3works abroad in connection with the Company's business.
30.DIRECTORS' PENSIONS AND OTHER BENEFITS
30.1The directors may decide whether to pay or provide (by insurance or otherwise):
30.1.1pensions, retirement or superannuation benefits;
30.1.2death, sickness or disability benefits;
30.1.3gratuities; or,
30.1.4other allowances,
to any person who is or who was a director of:
30.1.5the Company;
30.1.6a subsidiary undertaking of the Company;
30.1.7any company which is or was allied to or associated with the Company or any of its subsidiary undertakings; or
30.1.8a predecessor in business of the Company or any of its subsidiary undertakings, or to a member of his family including a spouse, former spouse or a person who is (or was) dependent on him.
30.2For the purpose of article 30.1, the directors may establish, maintain, subscribe and contribute to any scheme trust or fund and pay premiums. The directors may arrange for this to be done either by the Company alone or in conjunction with another person.

31.REMUNERATION OF EXECUTIVE DIRECTORS
31.1The salary or remuneration of a director appointed to hold employment or executive office in accordance with these articles may be:
31.1.1a fixed sum;
31.1.2wholly or partly governed by business done or profits made; or
31.1.3as the directors decide.
This salary or remuneration may be in addition to or instead of a fee payable to him for his services as a director under these articles.
32.DIRECTORS' EXPENSES
32.1The Company may repay any reasonable travelling, hotel and other expenses which a director properly incurs in performing his duties as director in connection with his attendance at:
32.1.1directors' meetings;
32.1.2committee meetings;
32.1.3general meetings; or
32.1.4separate meetings of the holders of any class of shares or of debentures of the Company, or otherwise in connection with the exercise of their powers and the discharge of his responsibilities in relation to the Company.
32.2Subject to the Act, the directors may make arrangements to provide a director with funds to meet expenditure incurred (or to be incurred) by him for the purposes of:
32.2.1the Company;
32.2.2enabling him to properly perform his duties as an officer of the Company; or
32.2.3enabling him to avoid incurring any such expenditure.
PART 3
DECISION-MAKING BY MEMBERS
ORGANISATION OF GENERAL MEETINGS
33.ANNUAL GENERAL MEETINGS
33.1The Company shall hold general meetings as annual general meetings in accordance with the requirements under the Act.
33.2The directors shall determine whether an annual general meeting is to be held as a physical annual general meeting or an electronic annual general meeting. The directors may call annual general meetings whenever and at such times and places (including by way of electronic platforms) as it shall determine in its discretion.

34.CALLING GENERAL MEETINGS
34.1The directors may call a general meeting whenever and at such times and places (including electronic platforms) as they think fit. The directors shall determine whether a general meeting is to be held as a physical general meeting or an electronic general meeting.
34.2On the requirement of members under the Act, the directors must call a general meeting:
34.2.1within 21 days from the date on which the directors become subject to the requirement; and
34.2.2to be held (physically or electronically) on a date not more than 28 days after the date of the notice calling the meeting.
34.3At a general meeting called by a requisition (or by requisitionists), no business may be transacted except that stated by the requisition or proposed by the directors.
34.4A general meeting may also be called under this article 34.4 if:
34.4.1the Company has fewer than two directors; and
34.4.2the director (if any) is unable or unwilling to appoint sufficient directors to make up a quorum or to call a general meeting to do so, then two or more members may call a general meeting (or instruct the secretary to do so) for the purpose of appointing one or more directors.
35.NOTICE OF GENERAL MEETINGS
35.1Subject to the Act, the notice shall specify:
35.1.1whether the meeting shall be a physical or electronic general meeting;
35.1.2for physical general meetings, the time, date and place of the meeting (including, without limitation, telephonically, by way of satellite or other means (partial or otherwise)), and
35.1.3for electronic general meetings, the time, date and electronic platform for the meeting, which electronic platform may vary from time to time and from meeting to meeting as the directors, in their sole discretion, see fit,
35.1.4and the general matters of the meeting to be dealt with.
35.2At least 21 clear days' notice must be given to call an annual general meeting. Subject to the Act, at least 14 clear days' notice must be given to call all other general meetings. A general meeting may be called by shorter notice if it is so agreed by a majority in number of the members having a right to attend and vote at the meeting, being a majority who together hold not less than 95 per cent. in nominal value of the shares giving that right.
35.3Notice of a general meeting must be given to:
35.3.1the members (other than any who, under the provisions of the articles or the terms of allotment or issue of shares, are not entitled to receive notice);

35.3.2the directors;
35.3.3beneficial owners nominated to enjoy information rights under the Act; and
35.3.4the auditors.
35.4The directors may decide that persons entitled to receive notices of a general meeting are those on the register at the close of business on a day the directors decide.
35.5The notice of a general meeting must specify a time (which must not be more than 48 hours, excluding any part of a day that is not a working day, before the time fixed for the meeting) by which a person must be entered on the register in order to have the right to attend or vote at the meeting. Changes to entries on the register after the time specified in the notice will be disregarded in deciding the rights of any person to attend or vote.
35.6In the case of an annual general meeting, the notice shall specify the meeting as such. In the case of a meeting to pass a special resolution, the notice shall specify the intention to propose the resolution as a special resolution.
35.7The accidental omission to give notice of a general meeting or to send, supply or make available any document or information relating to a meeting to, or the non receipt of any such notice, document or information by, a person entitled to receive any such notice, document or information will not invalidate the proceedings at that meeting.
35.8Subject to the Act, if, after the sending of notice of a general meeting, the directors decide that it is impractical or unreasonable for any reason to hold a general meeting at the time, date or place (whether physical or electronic) set out in the notice for calling the meeting, they can move or postpone the meeting (or both). Subject to the Act, if the directors do this, an announcement of the time, date and place (physical or electronic regardless of any previously indicated place) of the re-arranged meeting will, if practical, be published on the Company's website. Notice of the business of the meeting does not need to be given again. The directors must take reasonable steps to ensure that any member trying to attend the meeting at the original time, date and/or place or electronic platform is informed of the new arrangements. If a meeting is re-arranged in this way, proxy forms can be delivered as specified in article 53. The directors can also move or postpone (or both) the re-arranged meeting under this article.
36.ATTENDANCE AND SPEAKING AT GENERAL MEETINGS
36.1The directors may make whatever arrangements they consider appropriate to enable those attending a general meeting, whether or not held physically or electronically to exercise their rights to speak and vote at it.
36.2A person is able to exercise the right to vote at a general meeting when:
36.2.1that person is able to vote, during the meeting, on resolutions put to the vote at the meeting; and
36.2.2that person's vote can be taken into account in determining whether or not such resolutions are passed at the same time as the votes of all the other persons attending the meeting.

37.MEETING SECURITY AND SAFETY
37.1Without prejudice to any other power which the directors may have under the articles, the directors may put in place any arrangements, requirements or restrictions as they consider appropriate to ensure the security of a general meeting and/or the safety of the persons in attendance, including the searching of a person attending such meeting and the restriction of the items of personal property that may be taken into the meeting place.
37.2Subject to article 35.6, the notice of the general meeting does not have to give details of any security and/or safety arrangements, requirements or restrictions put in place under this article 37 and the presence of such arrangements, requirements or restrictions shall not invalidate the business conducted at the general meeting.
37.3The chairman of the meeting, the secretary, or any other person authorised by the directors (which can include a director) may, in their absolute discretion:
37.3.1refuse entry to a general meeting to a person who fails to comply with the security and/or safety arrangements, requirements or restrictions; and
37.3.2eject from a general meeting any person who causes the proceedings to become disorderly or fails to comply with the security and/or safety arrangements, requirements or restrictions.
37.4The directors may put in place any arrangements, requirements or restrictions they consider appropriate to ensure the security of a general meeting as necessary to ensure the identification of those persons taking part in such meeting and, including in the case of electronic meetings, the security of electronic communications subject to the requirement of proportionality, including authorising any voting applications, system or other electronic facility for such electronic general meetings as they see fit.
38.QUORUM FOR GENERAL MEETINGS
38.1No business other than the appointment of the chairman of the meeting is to be transacted at a general meeting if the persons attending the meeting do not constitute a quorum.
38.2If the Company has only one member entitled to attend and vote at the general meeting, one qualifying person present at the meeting and entitled to vote is a quorum.
38.3Subject to the Act, in all cases other than that in article 38.2, qualifying persons representing a majority of the votes of the Company entitled to be exercised at the meeting are a quorum.
39.CHAIRING GENERAL MEETINGS
39.1If the directors have appointed a chairman, the chairman shall chair general meetings if present and willing to do so.
39.2If the chairman is absent and the directors have appointed a vice, deputy or assistant chairman, then the senior of them shall act as the chairman.
39.3If the directors have not appointed a chairman (or vice, deputy or assistant chairman), or if the chairman (or vice, deputy or assistant chairman) is unwilling to chair the meeting or is not present within ten minutes of the time at which a meeting was due to start, the directors present must select one of their number to be chair. If only one director is present and willing and able to act, he shall be the chairman. In default, the members present in person or by proxy and entitled to vote shall choose one of their number to be chair, and a poll on that election may be demanded by any member in accordance with Article 49. The appointment of the chairman of the meeting must be the first business of the meeting.
39.4The person chairing a meeting in accordance with this article is referred to as "the chairman of the meeting".
40.CONDUCT OF MEETING
40.1Without prejudice to any other power which he may have under the articles or at common law, the chairman of the meeting may take such action as he thinks fit to promote the orderly conduct of the business of the meeting as specified in the notice of meeting. His decision on matters of procedure or arising incidentally from the business of the meeting will be final, as will be his decision as to whether any matter is of such a nature.
40.2If it appears to the chairman of the meeting that the meeting place or electronic platform specified in the notice calling the meeting is inadequate to accommodate all members entitled and wishing to attend, the meeting shall be duly constituted and its proceedings valid if the chairman is satisfied that adequate facilities are available to ensure that a member who is unable to be accommodated is able to:
40.2.1participate in the business for which the meeting has been called;
40.2.2exercise his rights to speak and to vote at the meeting in accordance with article 36; and
40.2.3hear all persons present who speak (whether by the use of microphones, loud-speakers, audio-visual communications equipment or otherwise), whether in the meeting place or elsewhere, including via an electronic platform.
41.ATTENDANCE AND SPEAKING BY DIRECTORS AND NON-MEMBERS
41.1Directors may attend and speak at general meetings whether or not they are members.
41.2The chairman of the meeting may permit other persons who are not:
41.2.1members of the Company, or
41.2.2otherwise entitled to exercise the rights of members in relation to general meetings, to attend and speak at a general meeting if he considers it will assist the deliberations of the meeting.
42.DISSOLUTION AND ADJOURNMENT IF QUORUM NOT PRESENT
42.1If a general meeting was requisitioned by members and the persons attending the meeting within 30 minutes of the time at which the meeting was due to start (or such longer time as the chairman of the meeting decides to wait) do not constitute a quorum, or if during the meeting a quorum ceases to be present, the meeting is dissolved.
42.2In the case of a general meeting other than one requisitioned by members, if the persons attending the meeting within 30 minutes of the time at which the meeting was due to start (or such longer time as the chairman of the meeting decides to wait) do not constitute a quorum, or if during the meeting a quorum ceases to be present, the chairman of the meeting must adjourn it.
42.3The continuation of a general meeting adjourned under article 42.2 for lack of quorum is to take place either:
42.3.1on a day that is not less than 14 days but not more than 28 days after it was adjourned and at a time and/or place or electronic platform specified for the purpose in the notice calling the meeting; or
42.3.2where no such arrangements have been specified, on a day that is not less than 14 days but not more than 28 days after it was adjourned and at such time and/or place or electronic platform as the chairman of the meeting decides (or, in default, the directors decide).
42.4In the case of a general meeting to take place (which may include electronic platforms) under article 42.3.2, the Company must give not less than seven clear days' notice of any adjourned meeting and the notice must state the quorum requirement.
42.5At an adjourned meeting the quorum is one qualifying person present and entitled to vote. If a quorum is not present within five minutes from the time fixed for the start of the meeting, the adjourned meeting is dissolved.
43.ADJOURNMENT IF QUORUM PRESENT
43.1The chairman may, with the consent of a general meeting at which a quorum is present (and must, if so directed by the meeting), adjourn a meeting from time to time and from place to place (which may include electronic platforms) or for an indefinite period.
43.2Without prejudice to any other power which he may have under the provisions of the articles or at common law, the chairman of the meeting may, without the consent of the general meeting, interrupt or adjourn a meeting from time to time and from place to place (which may include electronic platforms) or for an indefinite period if he decides that it has become necessary to do so in order to:
43.2.1secure the proper and orderly conduct of the meeting;
43.2.2give all persons entitled to do so a reasonable opportunity of speaking and voting at the meeting; or
43.2.3ensure that the business of the meeting is properly disposed of.
43.3All business conducted at the general meeting up to the time of any adjournment shall, subject to article 43.4, be valid.
43.4The chairman of the meeting may specify that only the business conducted at a general meeting up to a point in time which is earlier than the time of adjournment is valid if, in his opinion, to do so would be more appropriate.
44.NOTICE OF ADJOURNED MEETING
44.1Whenever a general meeting is adjourned for 28 days or more or for an indefinite period under article 43 at least seven clear days' notice shall be given to:
44.1.1the members (other than any who, under the provisions of the articles or the terms of allotment or issue of the shares, are not entitled to receive notice);

44.1.2the directors;
44.1.3beneficial owners nominated to enjoy information rights under the Act; and
44.1.4the auditors.
Except in these circumstances it is not necessary to give notice of a general meeting adjourned under article 43 or of the business to be transacted at the adjourned meeting.
44.2The directors may decide that persons entitled to receive notice of an adjourned meeting in accordance with this article 44 are those persons entered on the register at the close of business on a day determined by the directors.
44.3The notice of an adjourned meeting given in accordance with this article 44 shall also specify a time (which shall not be more than 48 hours (excluding any part of a day that is not a working day) before the time fixed for the meeting) by which a person must be entered on the register in order to have the right to attend or vote at the meeting. Changes to entries on the register after the time so specified in the notice will be disregarded in determining the rights of any person to attend or vote.
45.BUSINESS AT ADJOURNED MEETING
45.1No business may be transacted at an adjourned general meeting which could not properly have been transacted at the meeting if the adjournment had not taken place.
VOTING AT GENERAL MEETINGS
46.VOTING: GENERAL
46.1A resolution put to the vote of an electronic general meeting must be decided on by a poll, subject to the requirements of article 46.3.2 and 46.3.3, which poll votes may be cast by such electronic means as the board of directors in its sole discretion deems appropriate for the purposes of the meeting.
46.2A resolution put to the vote of a physical general meeting must be decided on a show of hands unless a poll is duly demanded in accordance with the articles.
46.3Subject to special rights or restrictions as to voting attached to any class of shares by or in accordance with the articles, on a vote on a resolution:
46.3.1on a show of hands at a meeting:
(a)every qualifying person (not being a proxy) present and entitled to vote on the resolution has one vote; and
(b)every proxy present who has been appointed by a member entitled to vote on the resolution has one vote, except where:
(i)that proxy has been appointed by more than one member entitled to vote on the resolution; and
(ii)the proxy has been instructed:
(A)by one or more of those members to vote for the resolution and by one or more of those members to vote against the resolution; or

(B)by one or more of those members to vote in the same way on the resolution (whether for or against) and one or more of those members has permitted the proxy discretion as to how to vote, in which case, the proxy has one vote for and one vote against the resolution; and
46.3.2on a poll taken at a meeting (whether physical or electronic), every qualifying person (not being a proxy) present and entitled to vote on the resolution has one vote in respect of each Ordinary Share and 0.9995 votes in respect of each Special Voting Share held by the relevant person; and
46.3.3on a poll taken at a meeting (whether physical or electronic), every proxy present who has been appointed by a member entitled to vote on the resolution has one vote for each Ordinary Share and 0.9995 votes in respect of each Special Voting Share in respect of which the proxy has been appointed.
46.4In the case of joint holders of a share, only the vote of the senior holder who votes (or any proxy duly appointed by him) may be counted by the Company.
46.5A member in respect of whom an order has been made by a court or official having jurisdiction (whether in the United Kingdom or elsewhere) that he is or may be suffering from mental disorder or is otherwise incapable of running his affairs may vote, whether on a show of hands or on a poll, by his guardian, receiver, curator bonis or other person authorised for that purpose and appointed by the court. A guardian, receiver, curator bonis or other person authorised for that purpose and appointed by the court may vote by proxy if evidence (to the satisfaction of the directors) of the authority of the person claiming to exercise the right to vote is received at the registered office of the Company (or at another place specified in accordance with the articles for the delivery or receipt of forms of appointment of a proxy) or in any other manner specified in the articles for the appointment of a proxy within the time limits prescribed by the articles for the appointment of a proxy for use at the meeting, adjourned meeting or poll at which the right to vote is to be exercised.
46.6In the case of an equality of votes whether on a show of hands or on a poll, the chairman of the meeting shall not be entitled to a casting vote.
46.7The Company is not obliged to verify that a proxy or corporate representative has acted in accordance with the terms of his appointment and any failure to so act in accordance with the terms of his appointment shall not affect the validity of any proceedings at a meeting of the Company.
47.CHAIRMAN'S DECLARATION
47.1Subject to article 49.1.2, on a vote on a show of hands a declaration by the chairman of the meeting that the resolution has or has not been passed, or has or has not been passed by a particular majority, is conclusive evidence of that fact without proof of the number or proportion of the votes recorded in favour of or against the resolution.
47.2An entry in respect of such a declaration in minutes of the meeting recorded in accordance with section 355 of the Act is also conclusive evidence of that fact without such proof.

48.ERRORS AND DISPUTES
48.1No objection may be raised to the qualification of a voter or to the counting of, or failure to count, a vote except at the meeting or adjourned meeting at which the vote objected to is tendered. Every vote not disallowed at the meeting is valid.
48.2Any such objection must be referred to the chairman of the meeting whose decision is final. An objection only invalidates the decision of a meeting if in the opinion of the chairman of the meeting, it is of sufficient magnitude to affect the decision of the meeting.
49.DEMANDING A POLL
49.1A poll on a resolution may be demanded:
49.1.1in advance of the general meeting where it is to be put to the vote; or
49.1.2at a physical general meeting, either before a show of hands on that resolution or immediately after the result of a show of hands on that resolution is declared.
49.2A poll may be demanded by:
49.2.1the chairman of the meeting;
49.2.2the directors;
49.2.3five or more qualifying persons having the right to vote on the resolution;
49.2.4a qualifying person (or qualifying persons) representing in total not less than 10 per cent. of the total voting rights of all the members having the right to vote on the resolution (excluding any voting rights attached to any shares in the Company held as treasury shares); or
49.2.5a qualifying person (or qualifying persons) representing shares conferring a right to vote on a resolution, being shares on which a total sum has been paid up equal to not less than 10 per cent. of the total sum paid up on all shares conferring that right (excluding any voting rights attached to any shares in the Company held as treasury shares).
49.3A demand for a poll may be withdrawn if:
49.3.1the poll has not yet been taken, and
49.3.2the chairman of the meeting consents to the withdrawal.
A demand so withdrawn validates the result of a show of hands declared before the demand was made. If a poll is demanded before the declaration of the result of a show of hands and the demand is duly withdrawn, the meeting will continue as if the demand had not been made.
50.PROCEDURE ON A POLL
50.1Subject to the articles, polls at general meetings must be taken when, where and in such manner as the chairman of the meeting directs.

50.2The chairman of the meeting may appoint scrutineers (who need not be members) and decide how and when the result of the poll is to be declared.
50.3The result of a poll shall be the decision of the general meeting in respect of the resolution on which the poll was demanded.
50.4A poll on:
50.4.1the election of the chairman of the meeting; or
50.4.2a question of adjournment,
must be taken immediately.
50.5Other polls must be taken within 30 clear days of their being demanded.
50.6A demand for a poll (other than on the election of the chairman of the meeting or on a question of adjournment) does not prevent a physical general meeting from continuing, except as regards the question on which the poll was demanded.
50.7No notice need be given of a poll not taken immediately if the time, date and place at which it is to be taken are announced at the meeting at which it is demanded.
50.8In any other case, at least seven clear days' notice must be given specifying the time, date and place at which the poll is to be taken.
50.9On a poll taken at a general meeting of the Company, a qualifying person present and entitled to more than one vote need not, if he votes, use all his votes or cast all the votes he uses in the same way.
51.APPOINTMENT OF PROXY
51.1A member may appoint another person as his proxy to exercise all (or any) of his rights to attend and to speak and to vote (both on a show of hands and on a poll) on:
51.1.1a resolution;
51.1.2an amendment of a resolution; or
51.1.3on other business arising at a general meeting of the Company.
Unless the contrary is stated in it, the appointment of a proxy shall be deemed to confer authority to exercise all such rights, as the proxy thinks fit.
51.2A member may appoint more than one proxy in relation to a general meeting, provided that each proxy is appointed to exercise the rights attached to different shares held by the member.
51.3When two or more valid but differing appointments of proxy are received for the same share for use at the same general meeting, the one which is last validly delivered or received (regardless of its date or the date of its execution) shall be treated as replacing and revoking the other or others as regards that share. If the Company is unable to determine which appointment was last validly delivered or received, none of them shall be treated as valid in respect of that share.
51.4A proxy need not be a member.

51.5The appointment of a proxy shall (unless the contrary is stated in it) be valid for an adjournment of the general meeting as well as for the meeting to which it relates.
51.6The appointment of a proxy shall be valid for 12 months from the date of execution or, in the case of an appointment of proxy delivered by electronic means, for 12 months from the date of delivery unless otherwise specified by the directors.
51.7Subject to the Act, the Company may send a form of appointment of proxy to all or none of the persons entitled to receive notice of and to vote at a meeting.
52.CONTENT OF PROXY NOTICES
52.1Subject to article 52.2, the appointment of a proxy (a "proxy notice") shall be in writing in any usual form (or in another form approved by the directors) and shall be:
52.1.1signed by the appointor or his duly appointed attorney; or,
52.1.2if the appointor is a company, executed under its seal or signed by its duly authorised officer or attorney or other person authorised to sign.
52.2Subject to the Act, the directors may accept a proxy notice received by electronic means on such terms and subject to such conditions as they consider fit.
52.3A proxy notice received by electronic means shall not be subject to the requirements of article 52.1.
52.4For the purposes of articles 52.1 and 52.2, the directors may require such reasonable evidence they consider necessary to determine:
52.4.1the identity of the member and the proxy; and
52.4.2where the proxy is appointed by a person acting on behalf of the member, the authority of that person to make the appointment.
53.DELIVERY OF PROXY NOTICES
53.1Any notice of a general meeting must specify the address or addresses ("proxy notification address") at which the Company or its agents will receive proxy notices relating to that meeting, or any adjournment of it, delivered in hard copy or by electronic means.
53.2A person who is entitled to attend, speak or vote (either on a show of hands or on a poll) at a general meeting remains so entitled in respect of that meeting or any adjournment of it, even though a valid proxy notice has been received by the Company by or on behalf of that person.
53.3Subject to articles 53.4 and 53.5, a proxy notice must be received at a proxy notification address not less than 48 hours (excluding any part of a day that is not a working day) before the general meeting or adjourned meeting to which it relates.
53.4In the case of:
53.4.1a general meeting adjourned for not more than 48 hours; or
53.4.2a poll not taken during the general meeting but taken not more than 48 hours after it was demanded,

the proxy notice must be received by not later than the adjourned meeting or the meeting at which the poll was demanded.
53.5In the case of:
53.5.1a meeting adjourned for less than 28 days but more than 48 hours; or
53.5.2a poll taken more than 48 hours after it is demanded,
the proxy notice must be received at a proxy notification address not less than 24 hours (excluding any part of a day that is not a working day) before the time appointed for the holding of the adjourned meeting or the taking of the poll.
54.CORPORATE REPRESENTATIVES
54.1In accordance with the Act, a corporation which is a member may, by resolution of its directors or other governing body, authorise a person or persons to act as its representative or representatives at any general meeting of the Company (a "corporate representative").
54.2A director, the secretary or other person authorised for the purpose by the secretary may require a corporate representative to produce a certified copy of the resolution of authorisation before permitting the corporate representative to exercise his powers.
55.TERMINATION OF AUTHORITY
55.1The termination of the authority of a person to act as proxy or as a corporate representative does not affect:
55.1.1whether he counts in deciding whether there is a quorum at a general meeting;
55.1.2the validity of anything he does as chairman of a meeting;
55.1.3the validity of a poll demanded by him at a general meeting; or
55.1.4the validity of a vote given by that person,
unless the Company receives notice of the termination at the proxy notification address or such other address as may be specified by the Company not later than the last time at which a proxy notice should have been received in order to be valid for use at the relevant meeting or adjourned meeting or (in the case of a poll taken otherwise than at or on the same day as the general meeting or adjourned meeting) for use on the holding of the poll at which the vote is cast.
56.AMENDMENTS TO RESOLUTIONS
56.1No amendment to a resolution duly proposed as an ordinary resolution (other than an amendment to correct a grammatical or other non-substantive error) may be considered or voted on unless either:
56.1.1at least 48 hours (excluding any part of a day that is not a working day) before the time appointed for holding the general meeting or adjourned meeting at which the ordinary resolution is to be considered, notice of the terms of the amendment and intention to move it has been received at the registered office of the Company; or

56.1.2the chairman of the meeting in his absolute discretion decides that the amendment may be considered or voted on.
If an amendment proposed to a resolution under consideration is ruled out of order by the chairman of the meeting the proceedings on the substantive resolution are not invalidated by an error in his ruling.
56.2A special resolution to be proposed at a general meeting may be amended by ordinary resolution, if:
56.2.1the chairman of the meeting proposes the amendment at the general meeting at which the resolution is to be proposed; and
56.2.2the amendment does not go beyond what is necessary to correct a grammatical or other non-substantive error in the resolution.
56.3If the chairman of the meeting, acting in good faith, wrongly decides that an amendment to a resolution is out of order, the chairman's error does not invalidate the vote on that resolution.
RESTRICTIONS ON MEMBERS' RIGHTS
57.NO VOTING OF SHARES ON WHICH MONEY OWED TO COMPANY
Unless the directors decide otherwise, no voting rights (or other rights conferred by membership in relation to a meeting or poll) attached to a share may be exercised at any general meeting, at any adjournment of it, or on any poll called at or in relation to it, unless all amounts payable to the Company in respect of that share have been paid.
APPLICATION OF RULES TO CLASS MEETINGS AND RIGHTS
58.VARIATION OF CLASS RIGHTS
58.1Subject to article 63.15, the Ordinary Shares and the Special Voting Shares shall be treated as if they are a single class of shares and not divided into separate classes for voting purposes. Save as otherwise provided in these articles, any special rights attached to any shares in the capital of the Company may (unless otherwise provided by the terms of issue of the shares of that class) be varied or abrogated, either whilst the Company is a going concern or during or in contemplation of a winding up, with the consent in writing of those entitled to attend and vote at general meetings of the Company representing 75 per cent. of the voting rights attaching to the Ordinary Shares and the Special Voting Shares, in aggregate, which may be exercised at such meetings, or with the sanction of 75 per cent. of those votes attaching to Ordinary Shares and the Special Voting Shares, in aggregate, cast on a special resolution proposed at a separate general meeting of all those entitled to attend and vote at general meetings of the Company, but not otherwise.
58.2A resolution to vary any class rights relating to the giving, variation, revocation or renewal of any authority of the directors to allot shares or relating to a reduction of the Company’s capital may only be varied or abrogated in accordance with the Act but not otherwise.
58.3The rights attached to a class of shares are not, unless otherwise expressly provided for in the rights attaching to those shares, deemed to be varied by the creation, allotment or issue of further shares ranking pari passu with or subsequent to them or by the purchase or redemption by the Company of its own shares in accordance with the Act.
58.4Subject to sections 334(2), 334(2A) and section 334(3) of the Act, a separate meeting for the holders of a class of shares must be called and conducted as nearly as possible in the same way as a general meeting, except that:
58.4.1no member is entitled to notice of it or to attend unless he is a holder of shares of that class;
58.4.2no vote may be cast except in respect of a share of that class;
58.4.3the quorum at a meeting (other than an adjourned meeting) is two qualifying persons present and holding at least one-third in nominal value of the issued shares of that class (excluding any shares of that class held as treasury shares);
58.4.4the quorum at an adjourned meeting is one qualifying person present and holding shares of that class; and
58.4.5any qualifying person holding shares of that class present may demand a poll.
59.DISCLOSURE OF INTERESTS IN SHARES
Each member must comply with the notification obligations to the Company contained in Chapter 5 (Vote Holder and Issuer Notification Rules) of the Disclosure and Transparency Rules (including, without limitation, the provisions of DTR 5.1.2) as if the Company were an issuer whose shares are admitted to trading on a regulated market (as such terms are defined in the Disclosure and Transparency Rules) save that the obligation to notify the Company in accordance with the provisions of the Disclosure and Transparency Rules shall arise if the percentage of voting rights reaches, exceeds or falls below one per cent. and each one per cent. threshold thereafter (up or down) up to one hundred per cent. The provisions of this article apply in addition to any other obligations which may arise under any other applicable law or regulation.
60.FAILURE TO DISCLOSE INTERESTS IN SHARES
60.1Where notice is served by the Company under section 793 of the Act (a "section 793 notice") on a member, or another person appearing to be interested in shares held by that member, and the member or other person has failed in relation to any shares (the "default shares", which expression includes any shares allotted or issued after the date of the section 793 notice in respect of those shares) to give the Company the information required within the prescribed period from the date of service of the section 793 notice, the following sanctions apply, unless the directors otherwise decide:
60.1.1the member shall not be entitled in respect of the default shares to be present or to vote (either in person, by proxy or by corporate representative) at a general meeting or at a separate meeting of the holders of a class of shares or on a poll; and
60.1.2where the default shares represent at least 0.25 per cent. in nominal value of the issued shares of their class (excluding any shares of their class held as treasury shares):

(a)a dividend (or any part of a dividend) or other amount payable in respect of the default shares shall be withheld by the Company, which has no obligation to pay interest on it, and the member shall not be entitled to elect, under article 100, to receive shares instead of a dividend; and
(b)no transfer of any default shares shall be registered unless the transfer is an excepted transfer or:
(i)the member is not himself in default in supplying the information required; and
(ii)the member proves to the satisfaction of the directors that no person in default in supplying the information required is interested in any of the shares the subject of the transfer.
60.2The sanctions under article 60.1 cease to apply seven days after the earlier of:
60.2.1receipt by the Company of notice of an excepted transfer, but only in relation to the shares thereby transferred; and
60.2.2receipt by the Company, in a form satisfactory to the directors, of all the information required by the section 793 notice.
60.3Where, on the basis of information obtained from a member in respect of a share held by him, the Company issues a section 793 notice to another person, it shall at the same time send a copy of the section 793 notice to the member, but the accidental omission to do so, or the non-receipt by the member of the copy, does not invalidate or otherwise affect the application of article 60.1.
60.4For the purposes of this article 60:
60.4.1a person, other than the member holding a share, shall be treated as appearing to be interested in that share if the member has informed the Company that the person is or may be interested, or if the Company (after taking account of information obtained from the member or, under a section 793 notice, from anyone else) knows or has reasonable cause to believe that the person is or may be so interested;
60.4.2"interested" shall be construed as it is for the purpose of section 793 of the Act;
60.4.3reference to a person having failed to give the Company the information required by a section 793 notice, or being in default in supplying such information, includes:
(a)reference to his having failed or refused to give all or any part of it; and
(b)reference to his having given information which he knows to be false in a material particular or having recklessly given information which is false in a material particular;
60.4.4the "prescribed period" means 14 days; and
60.4.5an "excepted transfer" means, in relation to shares held by a member:

(a)a transfer pursuant to acceptance of a takeover offer for the Company (within the meaning of section 974 of the Act); or
(b)a transfer which is shown to the satisfaction of the directors to be made in consequence of a sale of the whole of the beneficial interest in the shares to a person who is unconnected with the member or with any other person appearing to be interested in the shares.
60.5The provisions of this article are in addition and without prejudice to the provisions of the Act.

PART 4
SHARES AND DISTRIBUTIONS
ISSUE OF SHARES
61.ALLOTMENT AND ISSUE OF SHARES
61.1The Company has the power to offer, allot (with or without conferring rights of renunciation), issue, grant options over or otherwise deal with or dispose of shares in the capital of the Company and to grant rights to subscribe for, or to convert any security into, shares in the capital of the Company to such persons, at such times and upon such terms as the Directors may decide, provided that no share may be issued at a discount. That power shall, subject to these articles, the Act and any relevant resolution of the Company passed in general meeting, be exercisable by the directors.
61.2Upon any allotment of Ordinary Shares, such number of Special Voting Shares shall be allotted simultaneously to the Nominee as results in the aggregate number of Ordinary Shares in issue being equal to the aggregate number of Special Voting Shares in issue.
61.3If, at any time, the aggregate number of Special Voting Shares in issue is less than the aggregate number of Ordinary Shares in issue, the directors shall, if authorised to do so in accordance with the Act and subject to any relevant resolution of the Company passed in general meeting, as soon as practicable allot to the Nominee such number of Special Voting Shares as is required to result in an equal number of Special Voting Shares and Ordinary Shares in issue.
61.4The directors may at any time after the allotment of a share, but before a person has been entered in the register as the holder of the share, recognise a renunciation of the share by the allottee in favour of another person and may grant to an allottee a right to effect a renunciation on such terms and conditions as the directors think fit.
62.POWERS TO ISSUE DIFFERENT CLASSES OF SHARE
62.1Subject to the Act and the articles, but without prejudice to the rights attached to any existing share, the Company may issue shares with such rights or restrictions as may be determined by ordinary resolution. If no such resolution is passed or if the relevant resolution does not make specific provision, the directors may determine these rights and restrictions.
62.2Subject to the Act, the Company may issue shares which are to be redeemed, or are liable to be redeemed at the option of the Company or the holder, and the directors may determine the terms, conditions and manner of redemption of any such shares.

63.RIGHTS AND RESTRICTIONS ATTACHING TO SHARES
Ordinary Shares
63.1The Ordinary Shares shall entitle the holders thereof to the rights set out below.
Dividend
63.2The directors may declare and pay dividends on the Ordinary Shares in accordance with articles 92 to 100.
63.3Return of capital
63.4On a return of capital on a winding-up or otherwise, any surplus assets of the Company available for distribution shall, after paying any holders of Special Voting Shares in accordance with article 63.9, any holders of deferred shares in accordance with article 63.16, and any holders of Sterling Non-Voting Shares in accordance with article 63.19, be distributed to each holder of an Ordinary Share pro rata to its shareholding.
Votes
63.5Subject to article 60, each holder of an Ordinary Share shall have one vote for every Ordinary Share of which it is the holder.
Transfer
63.6Ordinary Shares are freely transferable.
Further Rights
63.7Each Ordinary Share entitles a member to elect, after such Ordinary Share has been held by that member (legally and beneficially, or otherwise as determined by the board, in accordance with the terms and conditions of the Loyalty Plan from time to time, to have been held (or deemed to have been held) beneficially by a person ("a relevant interest")) for a continuous period of three years, to direct the exercise of the voting rights attached to one Special Voting Share in respect of that Ordinary Share (and which shall be considered to be "associated with" that Ordinary Share), until such time as that relevant interest may be later transferred, whereupon the right to direct the exercise of such voting rights shall cease with immediate effect.
Special Voting Shares
63.8The Special Voting Shares shall entitle the holders thereof to the rights set out below. The directors may adopt such policies and procedures as they, in their absolute discretion, determine in good faith to be necessary or desirable from time to time to give effect to articles 63.6 to 63.16 and article 64.
Dividend
63.9The holders of the Special Voting Shares shall not be entitled to participate in the profits of the Company.
Return of capital

63.10On a return of capital of the Company on a winding up or otherwise, the holders of the Special Voting Shares shall be entitled to receive out of the assets of the Company available for distribution to its shareholders the sum of, in aggregate, US$1 but shall not be entitled to any further participation in the assets of the Company.
Voting
63.11Subject to article 60, the holders of the Special Voting Shares shall have 0.9995 votes for every Special Voting Share of which it is the holder.
63.12Save in respect of the Nominee (which shall vote in accordance with article 64), a member must direct the exercise of the 0.9995 votes attaching to each Special Voting Share in the same way as it exercises the vote attaching to the associated Ordinary Share (and for the avoidance of doubt, if a member does not exercise the vote attaching to the associated Ordinary Share, it may not validly direct the exercise of the 0.9995 votes attaching to the Special Voting Share).
Transfer
63.13The Special Voting Shares may not be transferred, save for transfers pursuant to article 63.13, in the event of a change of Nominee the mandatory transfer for nil consideration by the outgoing Nominee to the replacement Nominee, and as may otherwise be permitted by the board (in accordance with the terms and conditions of the Loyalty Plan from time to time).
Redemption or repurchase
63.14No Special Voting Shares may be purchased or redeemed by the Company except in accordance with the provisions of article 63.14 or article 63.16, or to reduce the number of Special Voting Shares held by the Nominee in order to align the aggregate number of Ordinary Shares and Special Voting Shares in issue from time to time. The Company may redeem the Special Voting Shares from the Nominee in accordance with this article 63.13 for nil consideration.
63.15If, at any time, the aggregate number of Special Voting Shares in issue is more than the aggregate number of Ordinary Shares in issue (including where Ordinary Shares associated with Special Voting Shares have been repurchased by the Company), the Company shall as soon as practicable either redeem or repurchase from the Nominee for nil consideration, and cancel, or convert into deferred shares (having the rights set out in article 63.16), such number of Special Voting Shares as is required to result in an equal number of Special Voting Shares and Ordinary Shares in issue.
Termination of the Loyalty Plan
63.16The Loyalty Plan may be terminated at any time with immediate effect by a resolution passed on a poll taken at a general meeting with the approval of members representing 75% or more of the total voting rights attaching to the Ordinary Shares of members who, being entitled to vote on that resolution, do so in person or by proxy. For the avoidance of doubt, the votes attaching to the Special Voting Shares shall not be exercisable upon such resolution.
63.17Upon termination of the Loyalty Plan, the directors may elect to redeem or repurchase the Special Voting Shares from the Nominee for nil consideration and cancel them, or convert the Special Voting Shares into deferred shares carrying no voting rights and no economic rights (or any other rights), save that on a return of capital on a winding up or otherwise the deferred shares shall entitle the holder(s) of such shares to, in aggregate, US$1.

Sterling Non-Voting Shares
63.18The Sterling Non-Voting Shares shall entitle the holders thereof to the rights set out below.
Dividend
63.19The holders of the Sterling Non-Voting Shares shall not be entitled to participate in the profits of the Company.
63.20Return of capital
63.21On a return of capital of the Company on a winding up or otherwise, the holders of the Sterling Non-Voting Shares shall be entitled to receive out of the assets of the Company available for distribution to its shareholders the sum of, in aggregate, £1 but shall not be entitled to any further participation in the assets of the Company.
Votes
63.22The Sterling Shareholder shall have no right to attend, speak or vote, either in person or by proxy, at any general meeting of the Company or any meeting of a class of members of the Company in respect of the Sterling Non-Voting Shares (save where required by law) and shall not be entitled to receive any notice of meeting.
Transfer
63.23The Sterling Non-Voting Shares shall not be transferable save with the prior consent of the board.
Redemption or repurchase
63.24The Company may redeem the Sterling Non-Voting Shares for nil consideration at any time.
63.25Rights and restrictions
63.26If rights and restrictions attaching to shares are determined by ordinary resolution or by the directors under article 62, those rights and restrictions shall apply in place of any rights or restrictions that would otherwise apply by virtue of the Act in the absence of any provisions in the articles, as if those rights and restrictions were set out in the articles.
64.NOMINEE AND STERLING SHAREHOLDER
64.1The Nominee shall exercise the votes attaching to the Special Voting Shares held by it from time to time:
64.1.1at a general meeting or a class meeting:
(a)in respect of any votes attaching to Special Voting Shares to which persons are entitled to direct the exercise pursuant to article 63.6, in accordance with the directions of any such person; and
(b)in respect of all other Special Voting Shares, in the same percentage as the outcome of the vote of any general meeting (taking into account any votes exercised pursuant to (a) above);

64.1.2on a cancellation scheme of arrangement or similar corporate reorganisation, in the same percentage as the outcome of the vote (implemented in accordance with article 64.1.1) on the resolution to reduce the share capital of the Company at the general meeting in connection with such scheme.
64.2Subject to the provisions of the Act, but without prejudice to any indemnity to which the Nominee or Sterling Shareholder (respectively) may otherwise be entitled, each of the Nominee and Sterling Shareholder are entitled to be indemnified out of the assets of the Company against all costs, charges, losses and liabilities incurred by it as a result of investigating, defending or settling a claim made against it in its capacity as Nominee or Sterling Shareholder (as the case may be) by the Company or any of the members (or any person interested in shares) unless and to the extent that such costs, charge, loss or liability is due to the fraud, negligence or wilful default of the Nominee or Sterling Shareholder (as the case may be).
64.3Save as otherwise expressly provided in these articles, neither the Nominee or the Sterling Shareholder shall be liable to the Company in respect of anything done or omitted to be done by it in its capacity as the Nominee or Sterling Shareholder (as the case may be) under or in relation to any of the articles otherwise than by reason of its own fraud, negligence or wilful default.
64.4Each of the Nominee and the Sterling Shareholder:
64.4.1does not owe any duty to any member (or any person interested in shares);
64.4.2shall be immune from suit, execution, attachment (whether in aid of execution, before judgment or otherwise) or other legal process brought against it by any member (or any person interested in shares); and
64.4.3shall not be liable to any member (or any person interested in shares),
64.4.4in respect of anything done or omitted to be done by it in its capacity as the Nominee or Sterling Shareholder (as the case may be) otherwise than by reason of its own fraud, negligence or wilful default.
64.5Without prejudice to article 64.3, no member (or any person interested in shares) shall commence proceedings against the Nominee or Sterling Shareholder in respect of any action or omission of the Nominee or Sterling Shareholder (as the case may be) in its capacity as the Nominee or Sterling Shareholder (respectively) which is in accordance with the articles. If the Nominee or Sterling Shareholder ceases to act for any reason, the directors shall be entitled, but not obliged, to appoint a replacement to act as Nominee or Sterling Shareholder (as the case may be).
64.6For the avoidance of doubt, in exercising the votes attaching to the Special Voting Shares held by it from time to time, the Nominee in its capacity as the Nominee shall have no fiduciary duty to the Company or any member (or any person interested in shares), and its only liabilities and duties with respect to the exercise of such votes shall be owed to the Company as expressly set out in an agreement with any member of the Group, if any, concerning the exercise of such votes.
64.7The directors are authorised to establish such clearing and settlement procedures for the shares of the Company as they deem fit from time to time.
65.PAYMENT OF COMMISSIONS ON SUBSCRIPTION FOR SHARES
65.1Subject to the Act, the Company may pay any person a commission in consideration for that person:

65.1.1subscribing, or agreeing to subscribe, for shares; or
65.1.2procuring, or agreeing to procure, subscriptions for shares.
65.2Subject to the Act, any such commission may be paid:
65.2.1in cash, or in fully paid or partly paid shares or other securities, or partly in one way and partly in the other; and
65.2.2in respect of a conditional or an absolute subscription.
INTERESTS IN SHARES
66.COMPANY NOT BOUND BY LESS THAN ABSOLUTE INTERESTS
Except as required by law or the articles, no person is to be recognised by the Company as holding any share upon any trust and the Company is not in any way to be bound by or recognise any interest in a share other than the holder's absolute ownership of it and all the rights attaching to it.
SHARE CERTIFICATES
67.CERTIFICATES TO BE ISSUED EXCEPT IN CERTAIN CASES
67.1Except where otherwise provided in the articles, the Company must issue each member with one or more certificates in respect of the shares which that member holds within two months of allotment or lodgement with the Company of a transfer to him of those shares or any other period as the terms of issue of the shares provide.
67.2This article does not apply to:
67.2.1shares in respect of which a share warrant has been issued; or
67.2.2shares in respect of which the Companies Acts permit the Company not to issue a certificate;
67.2.3Special Voting Shares; or
67.2.4Sterling Non-Voting Shares.
67.3Except as otherwise specified in the articles, all certificates must be issued free of charge.
67.4No certificate may be issued in respect of shares of more than one class.
67.5If more than one person holds a share, only one certificate may be issued in respect of it. Delivery of a certificate to the senior holder shall constitute delivery to all of the holders of the share.
68.CONTENTS AND EXECUTION OF CERTIFICATES
68.1Every certificate must specify:
68.1.1in respect of how many shares and of what class it is issued;
68.1.2the nominal value of those shares;

68.1.3the amount paid up on them; and
68.1.4any distinguishing numbers assigned to them.
68.2Certificates must:
68.2.1be executed under the Company's seal, which may be affixed or printed on it; or
68.2.2be otherwise executed in accordance with the Companies Acts.
69.CONSOLIDATED CERTIFICATES
69.1When a member's holding of shares of a particular class increases, the Company may issue that member with:
69.1.1a single, consolidated certificate in respect of all the shares of a particular class which that member holds; or
69.1.2a separate certificate in respect of only those shares by which that member's holding has increased.
69.2When a member's holding of shares of a particular class is reduced, the Company must ensure that the member is issued with one or more certificates in respect of the number of shares held by the member after that reduction. But the Company need not (in the absence of a request from the member) issue any new certificate if:
69.2.1all the shares which the member no longer holds as a result of the reduction; and
69.2.2none of the shares which the member retains following the reduction, were, immediately before the reduction, represented by the same certificate.
69.3A member may request the Company, in writing, to replace:
69.3.1the member's separate certificates with a consolidated certificate, or
69.3.2the member's consolidated certificate with two or more separate certificates representing such proportion of the shares as the member may specify.
69.4When the Company complies with such a request it may charge such reasonable fee as the directors may decide for doing so.
69.5A consolidated certificate or separate certificates must not be issued unless any certificates which they are to replace have first been returned to the Company for cancellation or the holder has complied with such conditions as to evidence and indemnity as the directors decide.
70.REPLACEMENT CERTIFICATES
70.1Subject to having first complied with the obligations in articles 70.2.2 and 70.2.3, if a certificate issued in respect of a member's shares is:
70.1.1damaged or defaced; or
70.1.2said to be lost, stolen or destroyed,

that member is entitled to be issued with a replacement certificate in respect of the same shares.
70.2A member exercising the right to be issued with such a replacement certificate:
70.2.1may at the same time exercise the right to be issued with a single certificate or separate certificates;
70.2.2must return the certificate which is to be replaced to the Company if it is damaged or defaced; and
70.2.3must comply with such conditions as to evidence, indemnity and the payment of a reasonable fee as the directors decide.
PARTLY PAID SHARES
71.COMPANY'S LIEN OVER PARTLY PAID SHARES
71.1The Company has a lien (the "company's lien") over every share which is partly paid for any part of:
71.1.1that share's nominal value; and
71.1.2any premium at which it was issued,
which has not been paid to the Company, and which is payable immediately or at some time in the future, whether or not a call notice has been sent in respect of it.
71.2The company's lien over a share:
71.2.1takes priority over any third party's interest in that share; and
71.2.2extends to any dividend or other money payable by the Company in respect of that share and (if the lien is enforced and the share is sold by the Company) the proceeds of sale of that share.
71.3The directors may at any time decide that a share which is or would otherwise be subject to the Company's lien shall not be subject to it, either wholly or in part. Unless otherwise agreed with the transferee, the registration of a transfer of a share operates as a waiver of the Company's lien (if any) on that share solely for the purposes of the transfer.
72.ENFORCEMENT OF THE COMPANY'S LIEN
72.1Subject to the provisions of this article, if:
72.1.1a lien enforcement notice has been given in respect of a share; and
72.1.2the person to whom the notice was given has failed to comply with it, the Company may sell that share in such manner as the directors decide.
72.2A lien enforcement notice:
72.2.1must be in writing;

72.2.2may only be given in respect of a share which is subject to the company's lien, in respect of which a sum is payable and the due date for payment of that sum has passed;
72.2.3must specify the share concerned;
72.2.4must require payment of the sum payable within 14 days of the notice;
72.2.5must be addressed either to the holder of the share or to a person entitled to it by reason of the holder's death, bankruptcy or otherwise; and
72.2.6must state the company's intention to sell the share if the notice is not complied with.
72.3Where shares are sold under this article:
72.3.1the directors may authorise any person to execute an instrument of transfer of the shares to the purchaser or a person nominated by the purchaser; and
72.3.2the transferee is not bound to see to the application of the purchase money, and the transferee's title is not affected by any irregularity in or invalidity of the process leading to the sale.
72.4The net proceeds of any such sale (after payment of the costs of sale and any other costs of enforcing the lien) must be applied:
72.4.1first, in payment or towards satisfaction of the amount in respect of which the lien exists; and
72.4.2secondly, to the person entitled to the shares immediately before the sale, but only after the certificate for the shares sold has been surrendered to the Company for cancellation, or a suitable indemnity has been given for any lost certificates.
72.5A statutory declaration by a director or the secretary that the declarant is a director or the secretary and that a share has been sold to satisfy the Company's lien on a specified date:
72.5.1is conclusive evidence of the facts stated in it as against all persons claiming to be entitled to the share; and
72.5.2subject to compliance with any other formalities of transfer required by the articles or by law, constitutes a good title to the share.
73.CALL NOTICES
73.1Subject to the articles and the terms on which shares are allotted, the directors may send a notice (a "call notice") to a member requiring the member to pay the Company a specified sum of money (a "call") which is payable in respect of shares which that member holds at the date of the call notice.
73.2A call notice:
73.2.1may not require a member to pay a call which exceeds the total sum unpaid on that member's shares (whether as to the share's nominal value or any amount payable to the Company by way of premium);

73.2.2must state the date by which it is to be paid (the "due date for payment") and how any call to which it relates it is to be paid; and
73.2.3may permit or require the call to be paid by instalments.
73.3A member must comply with the requirements of a call notice, but no member is obliged to pay any call before 14 days have passed since the notice was given.
73.4Before the Company has received any call due under a call notice the directors may:
73.4.1revoke it wholly or in part; or
73.4.2specify a later time for payment than is specified in the call notice, by a further notice in writing to the member in respect of whose shares the call is made.
73.5Delivery of a call notice to the senior holder shall constitute delivery to all of the holders of the share.
74.LIABILITY TO PAY CALLS
74.1Liability to pay a call is not extinguished or transferred by transferring the shares in respect of which it is required to be paid.
74.2Joint holders of a share are jointly and severally liable to pay all calls in respect of that share.
74.3Subject to the terms on which shares are allotted, the directors may, when issuing shares, provide that call notices sent to the holders of those shares may require them:
74.3.1to pay calls which are not the same; or
74.3.2to pay calls at different times.
75.WHEN CALL NOTICE NEED NOT BE ISSUED
75.1A call notice need not be issued in respect of sums which are specified, in the terms on which a share is issued, as being payable to the Company in respect of that share (whether in respect of nominal value or premium):
75.1.1on allotment;
75.1.2on the occurrence of a particular event; or
75.1.3on a date fixed by or in accordance with the terms of issue, each a "due date for payment".
75.2But if the due date for payment of such a sum has passed and it has not been paid, the holder of the share concerned at the due date for payment is treated in all respects as having failed to comply with a call notice in respect of that sum, and is liable to the same consequences as a person having failed to comply with a call notice as regards the payment of interest and forfeiture.

76.FAILURE TO COMPLY WITH CALL NOTICE: AUTOMATIC CONSEQUENCES
76.1If a person is liable to pay a call and fails to do so by the due date for payment:
76.1.1the directors may issue a notice of intended forfeiture to that person; and
76.1.2until the call is paid, that person must pay the Company interest on the call from the due date for payment to the actual date of payment (both dates inclusive) at the relevant rate.
76.2For the purposes of this article the "relevant rate" is:
(a)the rate fixed by the terms on which the share in respect of which the call is due was allotted or issued; or
(b)if no rate is fixed under (a), such other rate as was fixed in the call notice which required payment of the call, or has otherwise been determined by the directors; or
(c)if no rate is fixed in either of these ways, 5 per cent. per annum.
76.3The relevant rate must not exceed 20 per cent. per annum.
76.4The directors may waive any obligation to pay interest on a call wholly or in part.
77.PAYMENT OF UNCALLED AMOUNT IN ADVANCE
77.1The directors may, in their discretion, accept from a member some or all of the uncalled amounts which are unpaid on shares held by him.
77.2A payment in advance of a call extinguishes, to the extent of the payment, the liability of the member on the shares in respect of which the payment is made.
77.3The Company may pay interest on the amount paid in advance (or that portion of it that exceeds the amount called on shares).
77.4The directors may decide this interest rate which must not exceed 20 per cent. per annum.
78.NOTICE OF INTENDED FORFEITURE
78.1A notice of intended forfeiture:
78.1.1must be in writing;
78.1.2may be sent in respect of any share in respect of which a call has not been paid as required by a call notice;
78.1.3must be sent to the holder of that share or to a person entitled to it by reason of the holder's death, bankruptcy or otherwise;
78.1.4must require payment of the call and any accrued interest (and all costs, charges and expenses incurred by the Company by reason of non-payment) by a date which is not less than 14 days after the date of the notice;
78.1.5must state how the payment is to be made; and

78.1.6must state that if the notice is not complied with, the shares in respect of which the call is payable will be liable to be forfeited.
79.DIRECTORS' POWER TO FORFEIT SHARES
If a notice of intended forfeiture is not complied with before the date by which payment (including interest, costs, charges and expenses) of the call is required in the notice of intended forfeiture, the directors may decide that any share in respect of which it was given is forfeited, and the forfeiture is to include all dividends or other moneys payable in respect of the forfeited shares and not paid before the forfeiture.
80.EFFECT OF FORFEITURE
80.1Subject to the articles, the forfeiture of a share extinguishes:
80.1.1all interests in that share, and all claims and demands against the Company in respect of it, and
80.1.2all other rights and liabilities incidental to the share as between the person whose share it was prior to the forfeiture and the Company.
80.2Any share which is forfeited in accordance with the articles:
80.2.1is deemed to have been forfeited when the directors decide that it is forfeited;
80.2.2is deemed to be the property of the Company; and
80.2.3may be sold, re-allotted or otherwise disposed of as the directors think fit.
80.3If a person's shares have been forfeited:
80.3.1the Company must send that person notice that forfeiture has occurred, but no forfeiture is invalidated by an omission to give such notice, and record it in the register of members;
80.3.2that person ceases to be a member in respect of those shares;
80.3.3that person must surrender the certificate (if any) for the shares forfeited to the Company for cancellation;
80.3.4that person remains liable to the Company for all sums payable by that person under the articles at the date of forfeiture in respect of those shares, including any interest at the relevant rate set out in article 76 (whether accrued before or after the date of forfeiture) and costs, charges and expenses; and
80.3.5the directors may waive payment of such sums wholly or in part or enforce payment without any allowance for the value of the shares at the time of forfeiture or for any consideration received on their disposal.
80.4At any time before the Company disposes of a forfeited share, the directors may decide to cancel the forfeiture on payment of all calls and interest due in respect of it and on such other terms as they think fit.
81.PROCEDURE FOLLOWING FORFEITURE
81.1If a forfeited share is to be disposed of by being transferred, the Company may receive the consideration for the transfer and the directors may authorise any person to transfer a forfeited share to a new holder. The Company may register the transferee as the holder of the share.
81.2A statutory declaration by a director or the secretary that the declarant is a director or the secretary and that a share has been forfeited on a specified date:
81.2.1is conclusive evidence of the facts stated in it as against all persons claiming to be entitled to the share; and
81.2.2subject to compliance with any other formalities of transfer required by the articles or by law, constitutes a good title to the share.
81.3A person to whom a forfeited share is transferred is not bound to see to the application of the consideration (if any) nor is that person's title to the share affected by any irregularity in or invalidity of the process leading to the forfeiture or transfer of the share.
81.4If the Company sells a forfeited share, the person who held it prior to its forfeiture is entitled to receive from the Company the proceeds of such sale, net of any interest, expenses or commission, and excluding any amount which:
81.4.1was, or would have become, payable; and
81.4.2had not, when that share was forfeited, been paid by that person in respect of that share, but no interest is payable to such a person in respect of such proceeds and the Company is not required to account for any money earned on them.
82.SURRENDER OF SHARES
82.1A member may surrender any share:
82.1.1in respect of which the directors may issue a notice of intended forfeiture;
82.1.2which the directors may forfeit; or
82.1.3which has been forfeited.
82.2The directors may accept the surrender of any such share.
82.3The effect of surrender of a share is the same as the effect of forfeiture of that share.
82.4A share which has been surrendered may be dealt with in the same way as a share which has been forfeited.
UNTRACED SHAREHOLDERS
83.POWER OF SALE
83.1The Company may sell the share of a member or of a person entitled by transmission at the best price reasonably obtainable at the time of sale, if:
83.1.1during a period of not less than 12 years before the date of publication of the advertisements referred to in article 83.1.3 (or, if published on two different dates, the first date) (the "relevant period") at least three cash dividends have become payable in respect of the share;

83.1.2throughout the relevant period no cheque, warrant or money order payable on the share has been presented by the holder of, or the person entitled by transmission to, the share to the paying bank of the relevant cheque, warrant or money order, no payment made by the Company by any other means permitted by article 94.1 has been claimed or accepted and, so far as any director of the Company at the end of the relevant period is then aware, the Company has not at any time during the relevant period received any communication from the holder of, or person entitled by transmission to, the share;
83.1.3the Company has given notice of its intention to sell the share by advertisement in a national newspaper and in a newspaper circulating in the area of the address of the holder of, or person entitled by transmission to, the share shown in the register; and
83.1.4the Company has not, so far as the directors are aware, during a further period of three months after the date of the advertisements referred to in article 83.1.3 (or the later advertisement if the advertisements are published on different dates) and before the exercise of the power of sale received a communication from the holder of, or person entitled by transmission to, the share.
83.2Where a power of sale is exercisable over a share under this article 83 (a "sale share"), the Company may at the same time also sell any additional share issued in right of such sale share or in right of such an additional share previously so issued provided that the requirements of articles 83.1.2 to 83.1.4 (as if the words "throughout the relevant period" were omitted from article 83.1.2) have been satisfied in relation to the additional share.
83.3To give effect to a sale under articles 83.1 or 83.2, the directors may authorise any person to transfer the share in the name and on behalf of the holder of, or the person entitled by transmission to, the share, or to cause the transfer of such share, to the purchaser or his nominee. The purchaser is not bound to see to the application of the purchase money and the title of the transferee is not affected by an irregularity in or invalidity of the proceedings connected with the sale of the share.
84.APPLICATION OF PROCEEDS OF SALE
84.1The Company shall be indebted to the member or other person entitled by transmission to the share for the net proceeds of sale and shall credit any amount received on sale to a separate account.
84.2The Company is deemed to be a debtor and not a trustee in respect of that amount for the member or other person.
84.3Any amount credited to the separate account may either be employed in the business of the Company or invested as the directors may think fit.
84.4No interest is payable on that amount and the Company is not required to account for money earned on it.
TRANSFERS AND TRANSMISSION OF SHARES
85.TRANSFERS OF SHARES
85.1The directors shall refuse to register any transfer of a share if the transfer is:
85.1.1prohibited by an order of a court of competent jurisdiction;

85.1.2prohibited under any applicable law or regulation; or
85.1.3to a deceased person.
85.2The directors may, in their absolute discretion, refuse to register any transfer of a share:
85.2.1which is not a fully paid share;
85.2.2which is a share on which the Company has a lien;
85.2.3if the transfer is to an entity which is not a natural or legal person;
85.2.4if the transfer is to a minor; or
85.2.5where, in the case of a transfer to joint holders, the number of joint holders to whom the share is to be transferred exceeds four.
85.3The directors may, in their absolute discretion, refuse to register any transfer of a share in certificated form to any person unless:
85.3.1the instrument of transfer is in respect of only one class of share;
85.3.2the instrument of transfer is duly stamped or is duly certificated or otherwise shown to the satisfaction of the directors to be exempt from stamp duty (if this is required); and
85.3.3the instrument of transfer is delivered for registration to the Company’s registered office or to its transfer agent (or such other place as the directors may determine), accompanied (except in the case of a transfer by a person to whom the Company is not required by law to issue a certificate and to whom a certificate has not been issued or in the case of a renunciation) by the certificate for the share to which it relates and such other evidence as the directors or the transfer agent may reasonably require to prove the title of the transferor and the due execution of the transfer by him or, if the transfer is executed by some other person on his behalf, the authority of that person to do so.
85.4The directors shall not refuse to register any transfer of partly paid shares, where any such shares are admitted to trading on the NYSE on the grounds that they are partly paid in circumstances where such refusal would prevent dealings in the shares of that class from taking place on an open and proper basis.
85.5Shares may be transferred by means of an instrument of transfer in writing in any usual form or any other form approved by the directors, which is executed by or on behalf of:
85.5.1the transferor; and
85.5.2(if any of the shares is partly paid) the transferee.
85.6The Company (at its option) may or may not charge a fee for registering:
85.6.1the transfer of a share; or
85.6.2for making any other entry in the register.

85.7If the directors refuse to register the transfer of a share, the instrument of transfer must be returned to the transferee as soon as practicable and in any event within two months after the date on which the transfer was lodged with the Company with the notice of refusal and reasons for refusal unless they suspect that the proposed transfer may be fraudulent.
85.8Subject to article 110, the Company may retain all instruments of transfer which are registered.
86.TRANSMISSION OF SHARES
86.1If title to a share passes to a transmittee, the Company may only recognise the transmittee as having any title to a share held by that member alone or to which he was alone entitled. In the case of a share held jointly by two or more persons, the Company may recognise only the survivor or survivors as being entitled to it.
86.2Nothing in these articles releases the estate of a deceased member from any liability in respect of a share solely or jointly held by that member.
87.TRANSMITTEES' RIGHTS
87.1Where a person becomes entitled by transmission to a share, the rights of the holder in relation to a share cease.
87.2A transmittee may give an effective receipt for dividends and other sums payable in respect of that share.
87.3A transmittee who produces such evidence of entitlement to shares, subject to the Act, as the directors may properly require:
87.3.1may, subject to the articles, choose either to become the holder of those shares or to have them transferred to another person; and
87.3.2subject to the articles, and pending any transfer of the shares to another person, has the same rights as the holder had.
87.4But transmittees do not have the right to receive notice of or exercise rights conferred by membership in relation to meetings of the Company (or at a separate meeting of the holders of a class of shares) in respect of shares to which they are entitled by reason of the holder's death or bankruptcy or otherwise, unless they become the holders of those shares.
88.EXERCISE OF TRANSMITTEES' RIGHTS
88.1Transmittees who wish to become the holders of shares to which they have become entitled must notify the Company in writing of that wish.
88.2If the transmittee wishes to have the share transferred to another person, the transmittee must execute an instrument of transfer in respect of it.
88.3Any transfer made or executed under this article is to be treated as if it were made or executed by the person from whom the transmittee has derived rights in respect of the share, and as if the event which gave rise to the transmission had not occurred.
89.TRANSMITTEES BOUND BY PRIOR NOTICES
89.1The directors may give notice requiring a person to make the choice referred to in article 87.3.1.

89.2If that notice is not complied with within 60 days, the directors may withhold payment of all dividends and other sums payable in respect of the share until the choice has been made.
89.3If a notice is given to a member in respect of shares and a transmittee is entitled to those shares, the transmittee is bound by the notice if it was given to the member before the transmittee's name has been entered in the register.
CONSOLIDATION/DIVISION OF SHARES
90.CONSOLIDATION/DIVISION OF SHARES
90.1Upon any consolidation or division of Ordinary Shares, the Special Voting Shares shall be consolidated or divided in the same manner.
91.PROCEDURE FOR DISPOSING OF FRACTIONS OF SHARES
91.1This article applies where:
91.1.1there has been a consolidation and division or sub-division of shares; and
91.1.2as a result, members are entitled to fractions of shares.
91.2Subject to the Act, the directors may, in effecting divisions and/or consolidations, treat a member's shares held in certificated form and uncertificated form as separate holdings.
91.3The directors may on behalf of the members deal with fractions as they think fit, in particular they may:
91.3.1sell the shares representing the fractions to any person including (subject to the Act) the Company for the best price reasonably obtainable;
91.3.2in the case of a certificated share, authorise any person to execute an instrument of transfer of the shares to the purchaser or a person nominated by the purchaser;
91.3.3distribute the net proceeds of sale in due proportion among the holders of the shares or, if the directors decide, some or all of the sum raised on sale may be retained for the benefit of the Company;
91.3.4subject to the Act, allot or issue to a member, credited as fully paid, by way of capitalisation the minimum number of shares required to round up his holding of shares to a number which, following consolidation and division or sub-division, leaves a whole number of shares (such allotment or issue being deemed to have been effected immediately before consolidation and division or sub-division, as the case may be).
91.4To give effect to a sale under article 91.3.1 the directors may arrange for the shares representing the fractions to be entered in the register as certificated shares.
91.5The directors may authorise any person to transfer the shares to, or to the direction of, the purchaser.
91.6The person to whom the shares are transferred is not obliged to ensure that any purchase money is received by the person entitled to the relevant fractions.

91.7The transferee's title to the shares is not affected by any irregularity in or invalidity of the process leading to their sale.
91.8If shares are allotted or issued under article 91.3.4, the amount required to pay up those shares may be capitalised as the directors think fit out of amounts standing to the credit of reserves (including a share premium account, capital redemption reserve and profit and loss account), whether or not available for distribution, and applied in paying up in full the appropriate number of shares.
91.9A resolution of the directors capitalising part of the reserves has the same effect as if the capitalisation had been declared by ordinary resolution of the Company under article 101. In relation to the capitalisation the directors may exercise all the powers conferred on them by article 101 without an ordinary resolution of the Company.
DISTRIBUTIONS
92.PROCEDURE FOR DECLARING DIVIDENDS
92.1Subject to the Act and the articles, the Company may by ordinary resolution declare dividends, and the directors may decide to pay interim dividends.
92.2A dividend must not be declared unless the directors have made a recommendation as to its amount. Such a dividend must not exceed the amount recommended by the directors.
92.3No dividend may be declared or paid unless it is in accordance with members' respective rights.
92.4Unless the members' resolution to declare or directors' decision to pay a dividend, or the terms on which shares are issued, specify otherwise, it must be paid by reference to each member's holding of shares on the date of the resolution or decision to declare or pay it.
92.5The directors may pay any dividend (including any dividend payable at a fixed rate) if it appears to them that the profits available for distribution justify the payment.
92.6If the Company's share capital is divided into different classes, no interim dividend may be paid on shares carrying deferred or non-preferred rights if, at the time of payment, any preferential dividend is in arrears.
92.7If the directors act in good faith, they do not incur any liability to the holders of shares conferring preferred rights for any loss they may suffer by the lawful payment of an interim dividend on shares with deferred or non-preferred rights.
93.CALCULATION OF DIVIDENDS
93.1Except as otherwise provided by the articles or the rights attached to or the terms of issue of shares, all dividends must be:
93.1.1declared and paid according to the amounts paid up on the shares on which the dividend is paid; and
93.1.2apportioned and paid proportionately to the amounts paid up on the shares during any portion or portions of the period in respect of which the dividend is paid.
93.2If any share is issued on terms providing that it ranks for dividend as from a particular date, that share ranks for dividend accordingly.

93.3For the purposes of calculating dividends, no account is to be taken of any amount which has been paid up on a share in advance of the due date for payment of that amount.
93.4Except as otherwise provided by the rights attached to shares, dividends may be declared or paid in any currency.
93.5The directors may agree with any member that dividends which may at any time or from time to time be declared or become due on his shares in one currency shall be paid or satisfied in another, and may agree the basis of conversion to be applied and how and when the amount to be paid in the other currency shall be calculated and paid and for the Company or any other person to bear any costs involved.
94.PAYMENT OF DIVIDENDS AND OTHER DISTRIBUTIONS
94.1Where a dividend or other sum which is a distribution is payable in respect of a share, it must be paid by one or more of the following means:
94.1.1in cash;
94.1.2by transfer to a bank or building society account specified by the distribution recipient in writing or as the directors otherwise decide;
94.1.3by sending a cheque, warrant or money order made payable to the distribution recipient by post to the distribution recipient at the distribution recipient's registered address (if the distribution recipient is a holder of the share), or (in any other case) to an address specified by the distribution recipient in writing or as the directors otherwise decide;
94.1.4by sending a cheque, warrant or money order made payable to such person by post to such person at such address as the distribution recipient has specified in writing or as the directors otherwise decide; or
94.1.5by any other means of payment as the directors agree with the distribution recipient either in writing or by such other means as the directors decide.
94.2In respect of the payment of any dividend or other sum which is a distribution, the directors may decide, and notify distribution recipients, that:
94.2.1one or more of the means described in article 94.1 will be used for payment and a distribution recipient may elect to receive the payment by one of the means so notified in the manner prescribed by the directors;
94.2.2one or more of such means will be used for the payment unless a distribution recipient elects otherwise in the manner prescribed by the directors; or
94.2.3one or more of such means will be used for the payment and that distribution recipients will not be able to elect otherwise.
The directors may for this purpose decide that different methods of payment may apply to different distribution recipients or groups of distribution recipients.
94.3In the event that:
94.3.1a distribution recipient does not specify an address, or does not specify an account of a type prescribed by the directors, or other details necessary in order to make a payment of a dividend or other distribution by the means by which the directors have decided in accordance with this article that a payment is to be made, or by which the distribution recipient has elected to receive payment, and such address or details are necessary in order for the Company to make the relevant payment in accordance with such decision or election; or
94.3.2if payment cannot be made by the Company using the details provided by the distribution recipient, then the dividend or other distribution shall be treated as unclaimed for the purposes of these articles.
94.4In the articles, the "distribution recipient" means, in respect of a share in respect of which a dividend or other sum is payable:
94.4.1the holder of the share;
94.4.2if the share has two or more joint holders, the senior holder;
94.4.3if the holder is no longer entitled to the share by reason of death or bankruptcy, or otherwise by operation of law, the transmittee (or, where two or more person are jointly entitled by transmission to the share, to any one transmittee and that person shall be able to give effective receipt for payment); or
94.4.4in any case, to a person that the person or persons entitled to payment may direct in writing.
94.5Every cheque, warrant or money order sent by post is sent at the risk of the distribution recipient. If payment is made by transfer to a bank or building society account, by means of a relevant system or by another method at the direction of the distribution recipient, the Company is not responsible for amounts lost or delayed in the course of making that payment.
94.6Without prejudice to article 89, the directors may withhold payment of a dividend (or part of a dividend) payable to a transmittee until he has provided such evidence of his right as the directors may reasonably require.
95.DEDUCTIONS FROM DISTRIBUTIONS IN RESPECT OF SUMS OWED TO THE COMPANY
95.1If:
95.1.1a share is subject to the Company's lien; and
95.1.2the directors are entitled to issue a lien enforcement notice in respect of it, they may, instead of issuing a lien enforcement notice, deduct from any dividend or other sum payable in respect of the share any sum of money which is payable to the Company in respect of that share to the extent that they are entitled to require payment under a lien enforcement notice.
95.2Money so deducted must be used to pay any of the sums payable in respect of that share.
95.3The Company must notify the distribution recipient in writing of:
95.3.1the fact and amount of any such deduction;

95.3.2any non-payment of a dividend or other sum payable in respect of a share resulting from any such deduction; and
95.3.3how the money deducted has been applied.
96.NO INTEREST ON DISTRIBUTIONS
96.1The Company may not pay interest on any dividend or other sum payable in respect of a share unless otherwise provided by:
96.1.1the rights attached to the share; or
96.1.2the provisions of another agreement between the holder of that share and the Company.
97.UNCLAIMED DISTRIBUTIONS
97.1All dividends or other sums which are:
97.1.1payable in respect of shares; and
97.1.2unclaimed after having been declared or become payable, may be invested or otherwise made use of by the directors for the benefit of the Company until claimed.
97.2The payment of an unclaimed dividend or other sum into a separate account does not make the Company a trustee in respect of it.
97.3If:
97.3.112 years have passed from the date on which a dividend or other sum became due for payment; and
97.3.2the distribution recipient has not claimed it,
the distribution recipient is no longer entitled to that dividend or other sum and it ceases to remain owing by the Company.
97.4If, in respect of a dividend or other sum payable in respect of a share, on any one occasion:
97.4.1a cheque, warrant or money order is returned undelivered or left uncashed; or
97.4.2a transfer made by a bank or other funds transfer system is not accepted, and reasonable enquiries have failed to establish another address or account of the distribution recipient, the Company is not obliged to send or transfer a dividend or other sum payable in respect of that share to that person until he notifies the Company of an address or account to be used for that purpose. If the cheque, warrant or money order is returned undelivered or left uncashed or transfer not accepted on two consecutive occasions, the Company may exercise this power without making any such enquiries.

98.NON-CASH DISTRIBUTIONS
98.1Subject to the terms of issue of the share in question, the Company may, by ordinary resolution on the recommendation of the directors, decide to pay all or part of a dividend or other distribution payable in respect of a share by transferring non-cash assets of equivalent value (including shares or other securities in any company).
98.2For the purposes of paying a non-cash distribution, the directors may make whatever arrangements they think fit, including, where any difficulty arises regarding the distribution:
98.2.1issuing fractional certificates (or ignoring fractions);
98.2.2fixing the value of any assets;
98.2.3paying cash to any distribution recipient on the basis of that value in order to adjust the rights of recipients; and
98.2.4vesting any assets in trustees.
99.WAIVER OF DISTRIBUTIONS
99.1Distribution recipients may waive their entitlement to a dividend or other distribution payable in respect of a share by giving the Company notice in writing to that effect, but if:
99.1.1the share has more than one holder; or
99.1.2more than one person is entitled to the share, whether by reason of the death or bankruptcy of one or more joint holders, the notice is not effective unless it is expressed to be given, and signed, by all the holders or persons otherwise entitled to the share.
100.SCRIP DIVIDENDS
100.1Subject to the Act, but without prejudice to article 60, the directors may, with the prior authority of an ordinary resolution of the Company, allot to those holders of a particular class of shares who have elected to receive them further shares of that class or ordinary shares in either case credited as fully paid ("new shares") instead of cash in respect of all or part of a dividend or dividends specified by the resolution.
100.2The directors may on any occasion determine that the right of election under article 100.1 shall be subject to any exclusions, restrictions or other arrangements that the directors may in their absolute discretion deem necessary or expedient to deal with legal or practical problems under the laws of, or the requirements of a recognised regulatory body or a stock exchange in, any territory.
100.3Where a resolution under article 100.1 is to be proposed at a general meeting and the resolution relates in whole or in part to a dividend to be declared at that meeting, then the resolution declaring the dividend is deemed to take effect at the end of that meeting.
100.4A resolution under article 100.1 may relate to a particular dividend or to all or any dividends declared or paid within a specified period, but that period may not end later than five years after the date of the meeting at which the resolution is passed.

100.5The entitlement of each holder of shares to new shares shall be such that the relevant value of the entitlement shall be as nearly as possible equal to (but not greater than) the cash amount (disregarding any associated tax credit) of the dividend which would otherwise have been received by the holder (the "relevant dividend") provided that, in calculating the entitlement, the directors may at their discretion adjust the figure obtained by dividing the relevant value by the amount payable on the new shares up or down so as to procure that the entitlement of each holder of shares may be represented by a simple numerical ratio. For this purpose the "relevant value" of each of the new shares shall be as determined by or in accordance with the resolution under article 100.1. A certificate or report by the auditors as to the value of the new shares to be allotted in respect of any dividend shall be conclusive evidence of that amount.
100.6The directors may make any provision they consider appropriate in relation to an allotment made or to be made under this article (whether before or after the passing of the resolution under article 100.1), including:
100.6.1the giving of notice to holders of the right of election offered to them;
100.6.2the provision of forms of election (whether in respect of a particular dividend or dividends generally);
100.6.3determination of the procedure for making and revoking elections;
100.6.4the place at which, and the latest time by which, forms of election and other relevant documents must be lodged in order to be effective; and
100.6.5the disregarding or rounding up or down or carrying forward of fractional entitlements, in whole or in part, or the accrual of the benefit of fractional entitlements to the Company (rather than to the holders concerned).
100.7The dividend (or that part of the dividend in respect of which a right of election has been offered) is not declared or payable on shares in respect of which an election has been duly made (the "elected shares"); instead new shares are allotted to the holders of the elected shares on the basis of allotment calculated as in article 100.5. For that purpose, the directors may resolve to capitalise out of amounts standing to the credit of reserves (including a share premium account, capital redemption reserve and profit and loss account), whether or not available for distribution, a sum equal to the aggregate nominal amount of the new shares to be allotted and apply it in paying up in full the appropriate number of new shares for allotment and distribution to the holders of the elected shares. A resolution of the directors capitalising part of the reserves has the same effect as if the directors had resolved to effect the capitalisation with the authority of an ordinary resolution of the Company under article 101. In relation to the capitalisation the directors may exercise all the powers conferred on them by article 101 without an ordinary resolution of the Company.
100.8The new shares rank pari passu in all respects with each other and with the fully paid shares of the same class in issue on the record date for the dividend in respect of which the right of election has been offered, but they will not rank for a dividend or other distribution or entitlement which has been declared or paid by reference to that record date.
100.9In relation to any particular proposed dividend, the directors may in their absolute discretion decide:
100.9.1that holders shall not be entitled to make any election in respect of, and that any election previously made shall not extend to, such dividend; or

100.9.2at any time prior to the allotment of the new shares which would otherwise be allotted in lieu of such dividend, that all elections to take new shares in lieu of such dividend shall be treated as not applying to that dividend, and if so the dividend shall be paid in cash as if no elections had been made in respect of it.
CAPITALISATION OF PROFITS AND RESERVES
101.AUTHORITY TO CAPITALISE AND APPROPRIATION OF CAPITALISED SUMS
101.1Subject to the Act and the articles, the directors may, if they are so authorised by an ordinary resolution:
101.1.1decide to capitalise any amount standing to the credit of the Company's reserves (including share premium account, capital redemption reserve and profit and loss account), whether or not available for distribution which are not required for paying a preferential dividend; and
101.1.2appropriate any sum which they so decide to capitalise (a "capitalised sum") to the persons who would have been entitled to it if it were distributed by way of dividend (the "persons entitled") and in the same proportions.
101.2Capitalised sums must be applied:
101.2.1on behalf of the persons entitled; and
101.2.2in the same proportions as a dividend would have been distributed to them.
101.3Any capitalised sum may be applied in paying up new shares of a nominal amount equal to the capitalised sum which are then allotted credited as fully paid to the persons entitled or as they may direct.
101.4A capitalised sum which was appropriated from profits available for distribution may be applied:
101.4.1in or towards paying up any amounts unpaid on existing shares held by the persons entitled; or
101.4.2in paying up new debentures of the Company which are then allotted credited as fully paid to the persons entitled or as they may direct.
101.5Subject to the Act and the articles the directors may:
101.5.1apply capitalised sums in accordance with articles 101.3 and 101.4 partly in one way and partly in another;
101.5.2make such arrangements as they think fit to resolve a difficulty arising in the distribution of a capitalised sum and in particular to deal with shares or debentures becoming distributable in fractions under this article the directors may deal with fractions as they think fit (including the issuing of fractional certificates, disregarding fractions or selling shares or debentures representing the fractions to a person for the best price reasonably obtainable and distributing the net proceeds of the sale in due proportion amongst the members (except that if the amount due to a member is less than $5, or such other sum as the directors may decide, the sum may be retained for the benefit of the Company));

101.5.3authorise any person to enter into an agreement with the Company on behalf of all the persons entitled which is binding on them in respect of the allotment of shares and debentures to them or the payment by the Company on behalf of the members of the amounts or part of the amounts or part of the amounts remaining unpaid on their existing shares under this article; and
101.5.4generally do all acts and things required to give effect to the resolution.
101.6Notwithstanding any other provision of this article 101, subject to the Act and the articles, the directors may decide to capitalise any amount standing to the credit of the Company's reserves (including share premium account, capital redemption reserve and profit and loss account), whether or not available for distribution, which are not required for paying a preferential dividend, and appropriate any sum which they so decide to capitalise in paying up new Special Voting Shares which are then allotted credited as fully paid to the Nominee in accordance with the articles.
102.RECORD DATES
102.1Notwithstanding any other provision of the articles, but subject to the Act and rights attached to shares, the Company or the directors may fix any date as the record date for a dividend, distribution, allotment or issue. The record date may be on or at any time before or after a date on which the dividend, distribution, allotment or issue is declared, made or paid.
PART 5 - MISCELLANEOUS PROVISIONS
COMMUNICATIONS
103.MEANS OF COMMUNICATION TO BE USED
103.1Save where these articles expressly require otherwise, any notice, document or information to be sent or supplied by, or on behalf of or to the Company may be sent or supplied in accordance with the Act (whether authorised or required to be sent or supplied by the Act or otherwise):
103.1.1in hard copy form;
103.1.2in electronic form; or
103.1.3by means of a website.
103.2Subject to the articles, any notice or document to be sent or supplied to a director in connection with the taking of decisions by directors may also be sent or supplied by the means by which that director has asked to be sent or supplied with such notices or documents for the time being.
103.3A director may agree with the Company that notices or documents sent to that director in a particular way are to be deemed to have been received within a specified time of their being sent, and for the specified time to be less than 48 hours.
103.4If by reason of the suspension or curtailment of postal services in the United Kingdom the Company is unable effectively to call a general meeting by notices sent by post, then subject to the Act, the directors may, in their absolute discretion and as an alternative to any other method of service permitted by the articles, resolve to call a general meeting by a notice advertised in at least one United Kingdom national newspaper. In this case, the Company must send confirmatory copies of the notice to those members by post if at least seven clear days before the meeting the posting of notices to addresses throughout the United Kingdom again becomes practicable.
103.5A notice, document or information sent by post and addressed to a member at his registered address or address for service in the United Kingdom is deemed to be given to or received by the intended recipient 24 hours after it was put in the post if pre paid as first class post and 48 hours after it was put in the post if pre paid as second class post, and in proving service it is sufficient to prove that the envelope containing the notice, document or information was properly addressed, pre paid and posted.
103.6A notice, document or information sent or supplied by electronic means to an address specified for the purpose by the member is deemed to have been given to or received by the intended recipient 24 hours after it was sent, and in proving service it is sufficient to prove that the communication was properly addressed and sent.
103.7A notice, document or information sent or supplied by means of a website is deemed to have been given to or received by the intended recipient when:
103.7.1the material was first made available on the website; or
103.7.2if later, when the recipient received (or, in accordance with this article 103, is deemed to have received) notification of the fact that the material was available on the website.
103.8A notice, document or information not sent by post but delivered by hand (which include delivery by courier) to a registered address or address for service in the United Kingdom is deemed to be given on the day it is left.
103.9Where notice is given by newspaper advertisement, the notice is deemed to be given to all members and other persons entitled to receive it at noon on the day when the advertisement appears or, where notice is given by more than one advertisement and the advertisements appear on different days, at noon on the last of the days when the advertisements appear.
103.10A notice, document or information served or delivered by or on behalf of the Company by any other means authorised in writing by the member concerned is deemed to be served when the Company has taken the action it has been authorised to take for that purpose.
103.11A qualifying person present at a meeting of the holders of a class of shares is deemed to have received due notice of the meeting and, where required, of the purposes for which it was called.
103.12A person who becomes entitled to a share by transmission, transfer or otherwise is bound by a notice in respect of that share (other than a notice served by the Company under section 793 of the Act) which, before his name is entered in the register, has been properly served on a person from whom he derives his title.
103.13In the case of joint holders of a share, a notice, document or information shall be validly sent or supplied to all joint holders if sent or supplied to whichever of them is named first in the register in respect of the joint holding. Anything to be agreed or specified in relation to a notice, document or information to be sent or supplied to joint holders, may be agreed or specified by the joint holder who is named first in the register in respect of the joint holding.
103.14The Company may give a notice, document or information to a transmittee as if he were the holder of a share by addressing it to him by name or by the title of representative of the deceased or trustee of the bankrupt member (or by similar designation) at an address in the United Kingdom supplied for that purpose by the person claiming to be a transmittee. Until an address has been supplied, a notice, document or information may be given in any manner in which it might have been given if the death or bankruptcy had not occurred. The giving of notice in accordance with this article is sufficient notice to any other person interested in the share.
103.15A member whose registered address is not within the United Kingdom, Italy or the United States shall not be entitled to receive any notice, document or information from the Company unless:
103.15.1the Company is able, in accordance with the Act, to send the notice, document or information in electronic form or by means of a website; or
103.15.2the member gives to the Company a postal address within the United Kingdom, Italy or the United States at which notices to the member may be given.
104.LOSS OF ENTITLEMENT TO NOTICES
104.1Subject to the Act, a member (or in the case of joint holders, the person who is named first in the register) who has no registered address within the United Kingdom, and has not supplied to the Company an address within the United Kingdom at which notice or other documents or information can be given to him, shall not be entitled to receive any notice or other documents or information from the Company. Such a member (or in the case of joint holders, the person who is named first in the register) shall not be entitled to receive any notice or other documents or information from the Company even if he has supplied an address for the purposes of receiving notices or other documents or information in electronic form.
104.2If:
104.2.1the Company sends two consecutive documents to a member over a period of at least 12 months; and
104.2.2each of those documents is returned undelivered, or the Company receives notification that it has not been delivered, that member ceases to be entitled to receive notices from the Company.
104.3A member who has ceased to be entitled to receive notices from the Company becomes entitled to receive such notices again by sending the Company:
104.3.1a new address to be recorded in the register; or
104.3.2if the member has agreed that the Company should use a means of communication other than sending things to such an address, the information that the Company needs to use that means of communication effectively.
ADMINISTRATIVE ARRANGEMENTS
105.SECRETARY
105.1Subject to the Act, the directors shall appoint a secretary or joint secretaries and may appoint one or more persons to be an assistant or deputy secretary on such terms and conditions (including remuneration) as they think fit.

105.2The directors may remove a person appointed under this article 105 from office and appoint another or others in his place.
105.3Any provision of the Act or of the articles requiring or authorising a thing to be done by or to a director and the secretary is not satisfied by its being done by or to the same person acting both as director and as, or in the place of, the secretary.
106.CHANGE OF NAME
The directors may change the name of the Company.
107.AUTHENTICATION OF DOCUMENTS
107.1A director or the secretary or another person appointed by the directors for the purpose may authenticate:
107.1.1documents affecting the constitution of the Company (including the articles);
107.1.2resolutions passed by the Company or holders of a class of shares or the directors or a committee of the directors; and
107.1.3books, records, documents and accounts relating to the business of the Company,
107.1.4and may certify copies or extracts as true copies or extracts.
108.COMPANY SEALS
108.1The directors must provide for the safe custody of every seal.
108.2A seal may be used only by the authority of a resolution of the directors or of a committee of the directors.
108.3The directors may decide who will sign an instrument to which a seal is affixed (or, in the case of a share certificate, on which the seal may be printed) either generally or in relation to a particular instrument or type of instrument. The directors may also decide, either generally or in a particular case, that a signature may be dispensed with or affixed by mechanical means.
108.4Unless otherwise decided by the directors:
108.4.1share certificates and certificates issued in respect of debentures or other securities (subject to the provisions of the relevant instrument) need not be signed or, if signed, a signature may be applied by mechanical or other means or may be printed; and
108.4.2every other instrument to which a seal is affixed shall be signed by one director and by the secretary or a second director, or by one director in the presence of a witness who attests his signature.
109.RECORDS OF PROCEEDINGS
109.1The directors must make sure that proper minutes are kept in minute books of:
109.1.1all appointments of officers and committees made by the directors and of any remuneration fixed by the directors; and

109.1.2all proceedings (including the names of the directors present at such meeting) of general meetings;
109.1.3meetings of the holders of any class of shares in the Company;
109.1.4the directors' meetings; and
109.1.5meetings of committees of the directors.
109.2If purporting to be signed by the chairman of the meeting at which the proceedings were held or by the chairman of the next succeeding meeting, minutes are conclusive evidence of the proceedings at the meeting.
109.3The directors must ensure that the Company keeps records, in the books kept for the purpose, of all directors' written resolutions.
109.4All such minutes and written resolutions must be kept for at least 10 years from the date of the meeting or written resolution as the case may be.
110.DESTRUCTION OF DOCUMENTS
110.1The Company is entitled to destroy:
110.1.1all instruments of transfer of shares (including documents constituting the renunciation of an allotment of shares) which have been registered, and all other documents on the basis of which any entries are made in the register, from six years after the date of registration;
110.1.2all dividend mandates (or mandates for other amounts), variations or cancellations of such mandates, and notifications of change of address, from two years after they have been recorded;
110.1.3all share certificates which have been cancelled from one year after the date of the cancellation;
110.1.4all paid dividend warrants and cheques from one year after the date of actual payment;
110.1.5all proxy notices from one year after the end of the meeting to which the proxy notice relates; and
110.1.6all other documents on the basis of which any entry in the register is made at any time after 10 years from the date an entry in the register was first made in respect of it.
110.2If the Company destroys a document in good faith, in accordance with the articles, and without express notice to the Company that the preservation of the document is relevant to a claim, it is conclusively presumed in favour of the Company that:
110.2.1entries in the register purporting to have been made on the basis of an instrument of transfer or other document so destroyed were duly and properly made;
110.2.2any instrument of transfer so destroyed was a valid and effective instrument duly and properly registered;
110.2.3any share certificate so destroyed was a valid and effective certificate duly and properly cancelled; and

110.2.4any other document so destroyed was a valid and effective document in accordance with its recorded particulars in the books or records of the Company.
110.3This article does not impose on the Company any liability which it would not otherwise have if it destroys any document before the time at which this article permits it to do so or in any case where the conditions of this article are not fulfilled.
110.4In this article, references to the destruction of any document include a reference to its being disposed of in any manner.
111.ACCOUNTS
111.1The directors must ensure that accounting records are kept in accordance with the Act.
111.2The accounting records shall be kept at the registered office of the Company or, subject to the Act, at another place decided by the directors and shall be available during business hours for the inspection of the directors and other officers. No member (other than a director or other officer) has the right to inspect an accounting record or other document except if that right is conferred by the Act or he is authorised by the directors or by an ordinary resolution of the Company.
111.3In respect of each financial year, a copy of the Company's annual accounts, the directors' report, the strategic report, the directors' remuneration report, and the auditors' report on those accounts and on the auditable part of the directors' remuneration report shall be sent or supplied to:
111.3.1every member (whether or not entitled to receive notices of general meetings);
111.3.2every holder of debentures (whether or not entitled to receive notices of general meetings); and
111.3.3every other person who is entitled to receive notices of general meetings, not less than 21 clear days before the date of the meeting at which copies of those documents are to be laid in accordance with the Act. This article does not require copies of the documents to which it applies to be sent or supplied to:
111.3.4a member or holder of debentures of whose address the Company is unaware; or
111.3.5more than one of the joint holders of shares or debentures.
111.4The directors may determine that persons entitled to receive a copy of the Company's annual accounts, the directors' report, the strategic report, the directors' remuneration report, and the auditors' report on those accounts and on the auditable part of the directors' remuneration report are those persons entered on the register at the close of business on a day determined by the directors.
111.5Where permitted by the Act, the strategic report with supplementary material in the form and containing the information prescribed by the Act may be sent or supplied to a person so electing in place of the documents required to be sent or supplied by article 111.3.

112.PROVISION FOR EMPLOYEES ON CESSATION OF BUSINESS
The directors may decide to make provision for the benefit of persons (other than a director or former director or shadow director) employed or formerly employed by the Company or any of its subsidiary undertakings (or any member of his family, including a spouse or former spouse, or any person who is or was dependent on him) in connection with the cessation or transfer to any person of the whole or part of the undertaking of the Company or that subsidiary undertaking.
113.WINDING UP OF THE COMPANY
113.1On a voluntary winding up of the Company the liquidator may, on obtaining any sanction required by law:
113.1.1divide among the members in kind the whole or any part of the assets of the Company, whether or not the assets consist of property of one kind or of different kinds; and
113.1.2vest the whole or any part of the assets in trustees upon such trusts for the benefit of the members as he, with the like sanction, shall determine.
113.2For this purpose the liquidator may:
113.2.1set the value he deems fair on a class or classes of property; and
113.2.2determine on the basis of that valuation and in accordance with the then existing rights of members how the division is to be carried out between members or classes of members.
113.3The liquidator may not, however, distribute to a member without his consent an asset to which there is attached a liability or potential liability for the owner.
DIRECTORS' INDEMNITY AND INSURANCE
114.INDEMNITY OF OFFICERS AND FUNDING DIRECTORS' DEFENCE COSTS
114.1To the fullest extent permitted by the Act and without prejudice to any indemnity to which he may otherwise be entitled, every person who is or was a director or other officer of the Company or any of its associates (other than any person (whether or not an officer of the Company or any of its associates) engaged by the Company of any of its associates as auditor) shall be and shall be kept indemnified out of the assets of the Company against all costs, charges, losses and liabilities incurred by him (whether in connection with any negligence, default, breach of duty or breach of trust by him or otherwise as a director or such other officer of the Company or any of its associates) in relation to the Company or any of its associates or its/their affairs provided that such indemnity shall not apply in respect of any liability incurred by him:
114.1.1to the Company or to any of its associates;
114.1.2to pay a fine imposed in criminal proceedings;
114.1.3to pay a sum payable to a regulatory authority by way of a penalty in respect of non-compliance with any requirement of a regulatory nature (howsoever arising);

114.1.4in defending any criminal proceedings in which he is convicted;
114.1.5in defending any civil proceedings brought by the Company, or any of its associates, in which judgment is given against him; or
114.1.6in connection with any application under any of the following provisions in which the court refuses to grant him relief, namely:
(a)section 661(3) or (4) of the Act (acquisition of shares by innocent nominee); or
(b)section 1157 of the Act (general power to grant relief in case of honest and reasonable conduct).
114.2In article 114.1.4, 114.1.5 or 114.1.6 the reference to a conviction, judgment or refusal of relief is a reference to one that has become final. A conviction, judgment or refusal of relief becomes final:
114.2.1if not appealed against, at the end of the period for bringing an appeal; or
114.2.2if appealed against, at the time when the appeal (or any further appeal) is disposed of.
An appeal is disposed of:
114.2.3if it is determined and the period for bringing any further appeal has ended; or
114.2.4if it is abandoned or otherwise ceases to have effect.
114.3To the extent permitted by the Act and without prejudice to any indemnity to which he may otherwise be entitled, every person who is or was a director of the Company acting in its capacity as a trustee of an occupational pension scheme shall be and shall be kept indemnified out of the assets of the Company against all costs, charges, losses and liabilities incurred by him in connection with the Company's activities as trustee of the scheme provided that such indemnity shall not apply in respect of any liability incurred by him:
114.3.1to pay a fine imposed in criminal proceedings;
114.3.2to pay a sum payable to a regulatory authority by way of a penalty in respect of non-compliance with any requirement of a regulatory nature (howsoever arising); or
114.3.3in defending criminal proceedings in which he is convicted.
For the purposes of this article, a reference to a conviction is to the final decision in the proceedings. The provisions of article 114.2 shall apply in determining when a conviction becomes final.
114.4Without prejudice to article 114.1 or to any indemnity to which a director may otherwise be entitled, and to the extent permitted by the Act and otherwise upon such terms and subject to such conditions as the directors may in their absolute discretion think fit, the directors shall have the power to make arrangements to provide a director with funds to meet expenditure incurred or to be incurred by him in defending any criminal or civil proceedings or in connection with an application under section 661(3) or (4) of the Act (acquisition of shares by innocent nominee) or section 1157 of the Act (general power to grant relief in case of honest and reasonable conduct) or in defending himself in an investigation by a regulatory authority or against action proposed to be taken by a regulatory authority or to enable a director to avoid incurring any such expenditure.
114.5Where at any meeting of the directors or a committee of the directors any arrangement falling within article 114.4 is to be considered, a director shall be entitled to vote and be counted in the quorum at such meeting unless the terms of such arrangement confers upon such director a benefit not generally available to any other director; in that event, the interest of such director in such arrangement shall be deemed to be a material interest for the purposes of article 21 and he shall not be so entitled to vote or be counted in the quorum.
115.INSURANCE
115.1To the extent permitted by the Act, the directors may exercise all the powers of the Company to purchase and maintain insurance for the benefit of a person who is or was:
115.1.1a director or a secretary of the Company or of a company which is or was a subsidiary undertaking of the Company or in which the Company has or had an interest (whether direct or indirect); or
115.1.2trustee of a retirement benefits scheme or other trust in which a person referred to in article 115.1.1 is or has been interested, indemnifying him and keeping him indemnified against liability for negligence, default, breach of duty or breach of trust or other liability which may lawfully be insured against by the Company.